FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

dated September 16, 2014

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS
(Exact Name as Specified in its Charter)

BrasilAgro – Brazilian Agricultural Real Estate Company

U(Translation of Registrant’s Name)

1309 Av. Brigadeiro Faria Lima, 5th floor, São Paulo, São Paulo 01452-002, Brazil

U(Address of principal executive offices)

Julio Cesar de Toledo Piza Neto,

Chief Executive Officer and Investor Relations Officer,

Tel. +55 11 3035 5350, Fax +55 11 3035 5366, ri@brasil-agro.com

1309 Av. Brigadeiro Faria Lima, 5th floor

São Paulo, São Paulo 01452-002, Brazil

U(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1): U

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7): U

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Financial Statements

Brasilagro Companhia Brasileira de Propriedades Agrícolas

June 30, 2014

With Independent Auditor’s Report

Brasilagro Companhia Brasileira de Propriedades Agrícolas

Financial Statements

June 30, 2014

Contents

Independent Auditor's Report on the Financial Statements	3

Message from Management	6
Fiscal Council Opinion	8
Management’s representation on the Independent auditor's report	9
Management’s representation on the Financial Statements	10

Audited financial statements

Balance sheets	11
Statements of operations	13
Statements of comprehensive income	14
Statements of changes in equity	15
Statements of cash flows	16
Statements of value-added	17
Notes to the financial statements	18

A free translation from Portuguese into English of Independent Auditor’s Report on Individual and consolidated Financial Statements prepared in Brazilian currency in accordance with accounting practices adopted in Brazil and International Financial Reporting Standards (IFRS), issued by International Accounting Standards Board (IASB) and accounting practices adopted in Brazil, respectively.

Independent Auditor's Report on the Financial Statements

To Management and shareholders’ of

Brasilagro Companhia Brasileira de Propriedades Agrícolas`

São Paulo - SP

We have audited the accompanying financial statements, individual and consolidated, of Brasilagro Companhia Brasileira de Propriedades Agrícolas (‘Brasilagro” or “Company”), identified as Company and Consolidated, respectively, which comprise the balance sheets as at June 30, 2014, and the statements of income, of comprehensive income, of changes in equity and cash flow statements for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of the Company’s financial statements in accordance with the accounting practices adopted in Brazil, and the Consolidated financial statements in accordance with International Financial Reporting Standards, issued by the International Accounting Standards Board – IASB and the accounting practices adopted in Brazil and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion on the individual financial statements

In our opinion, the individual financial statements referred to above present fairly, in all material respects, the financial position of Brasilagro Companhia Brasileira de Propriedades Agrícolas as at June 30, 2014, and its financial performance and cash flows for the year then ended in accordance with the accounting practices adopted in Brazil.

Opinion on the consolidated financial statements

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brasilagro Companhia Brasileira de Propriedades Agrícolas as at June 30, 2014, and its financial performance and cash flows for the year then ended in accordance with International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board - IASB, and the accounting practices adopted in Brazil.

Emphasis of matter

As mentioned in Note 2.1, the individual financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of Brasilagro Companhia Brasileira de Propriedades Agrícolas, these practices differ from the IFRS, applicable to the separate financial statements, solely with respect to the measurement of investments in subsidiaries and joint venture under the equity method, while such investments would be measured at cost or fair value for IFRS purposes. Our opinion is not qualified due to this matter.

Other matters

Statements of value added

We have also audited the individual and consolidated statements of value added for the year ended June 30, 2014, prepared under management responsibility, whose presentation is required by Brazilian corporation law for publicly-held companies, and as supplementary information under IFRS, whereby statements of value added presentation is not required. These statements have been subject to the same audit procedures previously described, and, in our opinion, are presented fairly, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, September 4, 2014.

ERNST & YOUNG

Auditores Independentes S.S.

CRC-2SP015199/O-6

Daniel G. Maranhão Jr.	Bruno M. Galvão
Accountant CRC-1SP215856/O-5	Accountant CRC-1SP267770/O-6

Message from Management

The 2013/2014 harvest year was a landmark in BrasilAgro’s history. We began operations outside Brazil with the acquisition of a 50% interest in Cresca S.A. (“Cresca”), which owns 141,000 hectares of rural land in Paraguay. The acquisition was strategic for the Company since it substantially increased its land bank and improved the diversification of its assets. The transaction price was US$ 35.4 million.

Also on the real estate front, in April 2014 we sold 24,624 hectares in Paraguay for US$ 600 per hectare, having acquired the area in December 2013 for US$ 350 per hectare. In June 2014, we sold 1,164 hectares of the Araucária Farm in Goiás for R$ 41.3 million (approximately R$ 45,000/ha).

Another important achievement was obtaining the license to develop another 16,000 hectares, which allows us to maintain our land transformation and maturation pace. In FY14, we concluded the transformation of 13,000 hectares in farms in Brazil and Paraguay, giving a total of 100,300 hectares transformed since the beginning of operations in the 2007/08 harvest year.

This year, we hired the independent consulting firm Deloitte Touche Tohmatsu to appraise the market value of our properties. According to Deloitte’s appraisal, on June 30, 2014, the market value of our portfolio was R$ 1.3 billion.

On the agricultural operations side, we planted 83,000 hectares in the 2013/2014 harvest. Our agricultural results were jeopardized by a severe drought, which reduced yields by 30% in our Bahia farms, which were the worst affected. However, this impact was mitigated, but not eliminated, by the Company’s strategy of diversifying its portfolio into different regions and crops. Farms located in the Midwest produced more than 570,000 tons of sugarcane in the year and the operations in Paraguay closed the harvest with above-budget margins and productivity.

On the financial front, we closed 2014 with net revenue of R$165.0 million, generating adjusted EBITDA of R$ 4.4 million. Cresca’s results are accounted under the equity valuation method and, therefore are not consolidated in BrasilAgro’s financial statements

Reflecting the Company’s strategy of adopting best corporate governance practices, in December 2013 we held the 1st BrasilAgro Day. Around 60 investors and all the Company’s executive officers participated in the event, as did Alejandro Elsztain, a member of the Board of Directors and CEO of Cresud, the Company’s controlling shareholder. The purpose of the event was to provide a complete view of the Paraguay purchase strategy and permit direct access to management.

We began the 2014/2015 harvest year in the absolute certainty that we have the right strategy and a team of highly qualified individuals who are fully committed to creating value for our shareholders.

Adherence to the Market Arbitration Chamber

The Company is subject to arbitration on the Market Arbitration Chamber, as Arbitration Clause in its Bylaws.

Relationship with External Auditors

The independent auditors, Ernst Young & Young Terco Independent Auditors S.S., who reviewed the individual and consolidated financial statements for the year ended June 30, 2014, only provides audit services to BrasilAgro – Companhia Brasileira de Propriedades Agrícolas..

Final Considerations

BrasilAgro administration thanks their shareholders, customers, suppliers and financial institutions for collaboration and trust and, in particular, to its collaborators for their dedication and effort.

We remain at your disposal for any further information.

Julio Cesar deToledo Piza Neto

CEO and Investors Relations Officer

Fiscal Council Opinion

The members of the Fiscal Council of Brasilagro – Companhia Brasileira de Propriedades Agrícolas, in compliance with the legal and statutory provisions, examined the Company’s Management Report and Financial Statements prepared in accordance with the accounting practices adopted in Brazil and the Consolidated Financial statements prepared in accordance with the international financial reporting standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”) and the accounting practices adopted in Brazil, all related to the year ended June 30, 2014.

Based on the examinations made, considering further, the opinion of Ernst Young & Terco Auditores Independentes, to be issued in September 04, 2014, as well as the information and clarifications provided by Management, the members of the Fiscal Council concluded that said documents, have been properly prepared in all their material respects, appropriate, and should therefore be referred for approval by the Company’s Annual General Meeting.

São Paulo, September 03, 2014.

Fabiano Ferrari

Effective Member of Fiscal Council

Aloísio Kok

Effective Member of Fiscal Council

Gabriel Herscovici Junqueira

Effective Member of Fiscal Council

Management’s representation on the Independent auditor's report

In accordance with section V of article 25 of CVM Instruction 480, as of December 7, 2009, we hereby represent that we have reviewed, discussed and agreed with the independent auditor’s report on the Company's Financial Statements for the year ended June 30, 2014, issued on this date.

São Paulo, September 5, 2014.

Julio Toledo Piza

CEO and Investors Relations Officer

Gustavo Javier Lopez

Administrative Officer

André Guillaumon

Operational Officer

Mario Henrique Aguirre

Agricultural Technical Officer

Management’s representation on the Financial Statements

In accordance with section VI of article 25 of CVM Instruction 480, of December 7, 2009, the Management declares that reviewed, discussed and agreed with the Company's Financial Statements for the year ended June 30, 2014.

São Paulo, September 5, 2014.

Julio Toledo Piza

CEO and Investors Relations Officer

Gustavo Javier Lopez

Administrative Officer

André Guillaumon

Operational Officer

Mario Henrique Aguirre

Agricultural Technical Officer

A free translation from Portuguese into English of individual financial statements in accordance with accounting practices adopted in Brazil and of consolidated financial statements in accordance with IFRS and also with accounting practices adopted in Brazil

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Balance sheets

June 30, 2014

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
Assets	Note	2014	2013	2014	2013
Current assets
Cash and cash equivalents	6	39,475	28,756	86,745	75,694
Marketable securities	6	28,842	27,124	21,532	9,244
Trade accounts receivable	8	26,953	85,852	65,010	131,102
Inventories	10	33,645	21,617	40,210	28,805
Biological assets	11	1,421	1,201	1,421	1,201
Recoverable taxes	9	3,494	4,614	3,749	7,655
Operations with derivatives	7	1,652	818	18,255	17,081
Transactions with related parties	33	19,169	13,864	723	347
Other Receivables		523	409	442	430
		155,174	184,255	238,087	271,559
Noncurrent assets
Biological assets	11	31,202	36,656	31,202	36,656
Restricted marketable securities	12	2,037	1,860	13,782	17,988
Recoverable taxes	9	25,904	25,453	29,849	25,736
Deferred taxes	22	27,491	13,803	43,554	25,216
Operations with derivatives	7	-	1,714	63	1,714
Trade accounts receivable	8	566	830	37,453	33,729
Investment properties	13	85,981	83,517	334,803	339,108
Transactions with related parties	33	26,068	-	26,068	-
Other receivables		4,644	1,634	4,644	1,633
Investments	14	371,114	336,833	50,369	70
Property, plant and equipment	16	12,754	14,265	13,542	14,851
Intangible assets	15	4,966	2,570	4,966	2,570

		592,727	519,135	590,295	499,271

Total assets		747,901	703,390	828,382	770,830

		Company		Consolidated
Liabilities and equity	Note	2014	2013	2014	2013
Current liabilities
Trade accounts payable	18	6,107	6,625	8,158	7,777
Loans and financing	19	42,676	28,916	62,253	44,929
Labor obligations		8,468	8,480	8,730	8,752
Taxes payable	20	272	666	6,501	2,306
Dividend payable		25	1,963	25	1,963
Operations with derivatives	7	204	1,102	204	2,860
Payables for acquisitions	17	18,760	17,646	44,820	43,650
Transactions with related parties	33	46,933	11,467	33,237	183
Valuable consideration contracts	21	579	-	579	-
Advances from customers		14,343	1,747	15,038	2,124
		138,367	78,612	179,545	114,544
Noncurrent liabilities
Loans and financing	19	22,148	32,446	57,909	56,924
Taxes payable	20	-	-	2,482	5,812
Operations with derivatives	7	-	632	-	1,140
Provision for legal claims	31	3,480	4,715	3,573	4,802
Other liabilities		-	-	967	623
		25,628	37,793	64,931	69,301
Total liabilities		163,995	116,405	244,476	183,845
Equity
Capital		584,224	584,224	584,224	584,224
Granted options		4,201	3,385	4,201	3,385
Treasury shares		(1,934)	-	(1,934)	-
Income reserve		-	2,374	-	2,374
Dividend proposed	23	-	3,922	-	3,922
Equity pick up		8,403	(6,920)	8,403	(6,920)
Accumulated losses		(10,988)	-	(10,988)	-

Total equity		583,906	586,985	583,906	586,985

Total liabilities and equity		747,901	703,390	828,382	770,830

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of operations

Year ended June 30, 2014

(In thousands of reais, unless stated otherwise)

		Company		Consolidated
	Note	2014	2013	2014	2013
Net revenue	25	110,048	165,515	131,314	185,647
Gain on sale of farm	8(d)(iv)	-	-	21,845	54,815
Changes in fair value of biological assets and agricultural products	11	(1,923)	3,360	1,092	2,289
Set up (reversal) of provision for impairment of agricultural products after harvest.		(1,464)	1,714	(2,043)	1,659
Cost of sales	26	(115,394)	(152,820)	(138,535)	(170,643)

Gross profit (loss)		(8,733)	17,769	13,673	73,767

Selling expenses	26	(5,529)	(7,938)	(10,239)	(14,028)
General and administrative expenses	26	(29,286)	(27,997)	(30,378)	(29,233)
Other operating income (expenses), net		1,202	(3,177)	285	(3,539)
Equity pickup	14.a	20,073	49,601	(704)	-

Operating income (loss)		(22,273)	28,258	(27,363)	26,967

Financial income (expenses), net
Financial income	28	24,855	30,663	40,051	38,000
Financial expenses	28	(29,633)	(35,757)	(41,611)	(38,591)

Profit (loss) before income and social contribution taxes		(27,051)	23,164	(28,923)	26,376

Income and social contribution taxes	29	13,689	5,563	15,561	2,351

Net income (loss) for the year		(13,362)	28,727	(13,362)	28,727

Basic and diluted earnings (loss) per share - reais	30	(0.23)	0.49	(0.23)	0.49

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of comprehensive income

Year ended June 30,2014

(In thousands of reais, unless stated otherwise)

	Company		Consolidated
	2014	2013	2014	2013

Net income (loss) for the year	(13,362)	28,727	(13,362)	28,727

Comprehensive income to be reclassified to income for the year in subsequent periods:
Currency translation adjustment from investment into joint venture	(3,335)	-	(3,335)	-

Total comprehensive income	(16,697)	28,727	(16,697)	28,727

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of changes in equity

Year ended June 30, 2014

(In thousands of reais, unless stated otherwise)

			Attributable to controlling shareholders
					Revenue Reserve
	Note	Capital	Granted Options	Treasury stock	Legal Reserve	Reserve for Investment and expansion	Dividend	Currency translation adjustment from investment into joint venture	Accumulated losses	Total Equity
At June 30, 2012		584,224	2,134	-	-	-	-	(6,920)	(20,470)	558,968
Net income for the year		-	-	-	-	-	-	-	28,727	28,727
Share-based payment	27	-	1,251	-	-	-	-	-	-	1,251
Set-up of legal reserve	23.e	-	-	-	413	-	-	-	(413)	-
Mandatory dividend	23.e	-	-	-	-	-	-	-	(1,961)	(1,961)
Dividend proposed	23.e	-	-	-	-	-	3,922	-	(3,922)	-
Set-up of reserve for reinvestment and expansion	23.e	-	-	-	-	1,961	-	-	(1,961)	-

At June 30, 2013		584,224	3,385	-	413	1,961	3,922	(6,920)	-	586,985
Loss for the year		-	-	-	-	-	-	-	(13,362)	(13,362)
Absorption of loss		-	-	-	(413)	(1,961)	-	-	2,374	-
Share-based payment	27	-	816	-	-	-	-	-	-	816
Treasury stock acquired	23.d	-	-	(1,934)	-	-	-	-	-	(1,934)
Dividend distributed	23.e	-	-	-	-	-	(3,922)	-	-	(3,922)
Currency translation adjustment from investment into joint venture	23.c	-	-	-	-	-	-	(3,335)	-	(3,335)
Gain from acquisition with bargain purchase - Cresca		-	-	-	-	-	-	18,658	-	18,658

At June 30, 2014		584,224	4,201	(1,934)	-	-	-	8,403	(10,988)	583,906

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of cash flow

Year ended June 30,2014

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	Notes	2014	2013	2014	2013
CASH FLOWS FROM OPERATING ACTIVITIES
Net income(loss) for the period		(13,362)	28,727	(13,362)	28,727
Adjustments to reconcile net income (loss)
Depreciation and amortization	26	16,704	24,559	21,431	27,997
Gain on sale of farm		-	-	(21,845)	(54,815)
Grant of stock options	27	816	1,251	816	1,251
Net book value of property, plant and equipment	15 and 16	828	1,564	830	2,061
Writte-off of capitalized cost in investment properties	13	2,098	-	2,098	-
Equity pick-up	14	(20,073)	(49,601)	704	-
Unrealized gain (loss) on derivatives	28	(1,116)	(10,559)	(1,116)	(11,659)
Foreign exchange, monetary variation and financial charges	28	3,430	5,065	180	4,383
Adjustment to present value of receivables from sale of farms and machinery	28	189	-	(4,965)	(6,981)
Deferred income and social contribution taxes	29	(13,689)	(6,110)	(18,338)	(10,258)
Fair value of biological assets and agricultural products and depletion of harvest	11	1,923	(3,360)	(1,092)	(2,289)
Changes in provision for impairment of agricultural products after harvest		1,464	(1,714)	2,043	(1,659)
Allowance for doubtful accounts		527	490	525	490
Valuable consideration contracts		579	-	579	-
Provision for legal claims	31	(1,235)	3,628	(1,229)	3,619
		(20,917)	(6,060)	(32,741)	(19,133)
Changes in working capital
Trade accounts receivable		58,393	(42,863)	65,235	(48,751)
Inventories		(13,600)	40,575	(14,072)	43,417
Biological assets		(1,678)	(10,164)	1,337	(10,334)
Taxes recoverable		1,724	(400)	882	(516)
Operations with derivatives		698	8,515	(1,971)	(15,520)
Other receivables		(2,847)	(1,230)	(2,866)	(1,246)
Trade accounts payable		(676)	303	(237)	3,718
Related parties		(8,505)	26,286	(5,557)	-
Taxes payable		-	(1,035)	-	2,321
Income and social contribution taxes paid		(394)	-	(366)	-
Salaries, payroll charges and profit sharing		(12)	1,239	(22)	1,316
Advances from customers		12,596	(2,365)	12,914	(2,366)
Other liabilities		-	(13)	344	622
Net cash generated by (used in) operating activities		24,782	12,788	22,880	(46,472)
CASH FLOWS FROM INVESTING ACTIVITIES

Additions to property, plant and equipment and intangible assets	15 and 16	(2,162)	(3,249)	(2,413)	(3,383)
Additions to investment properties	13	(12,803)	(16,001)	(20,859)	(24,957)
Redemption of (Investment in) marketable securities		(1,434)	(9,143)	1,222	(4,035)
Dividend received	14	40,722	19,525	-	-
Increase in Investiments and interests	14	(18,390)	31,801	(14,463)	-
Acquisition of joint venture Cresca	14	(8,592)	-	(8,592)	-
Cash received from sale of farm		-	-	35,255	86,460
Net cash generated by (used in) investing activities		(2,659)	22,933	(9,850)	54,085
CASH FLOWS FROM FINANCING ACTIVITIES					-
Future capital contributions	14	-	(12,360)	-	-
Payments for farms financing		-	-	(2,239)	-
Loans and financing raised		44,929	20,135	56,723	40,407
Interest paid on loans and financing		(2,224)	(3,097)	(2,224)	(3,097)
Payment of loans and financing		(43,970)	(35,205)	(44,100)	(36,693)
Treasury stock	23	(1,934)	-	(1,934)	-
Dividend paid	23	(5,883)	-	(5,883)	-
Acquisition of rights receivable from loans		(2,322)	-	(2,322)	-
Net cash generated by (used in) financing activities		(11,404)	(30,527)	(1,979)	617
Increase (decrease) in cash and cash equivalents		10,719	5,194	11,051	8,230
Cash and cash equivalents at beginning of period	6	28,756	23,562	75,694	67,464
Cash and cash equivalents at end of period	6	39,475	28,756	86,745	75,694
		10,719	5,194	11,051	8,230

See accompanying notes

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Statements of value added

Year ended June 30,2014

(Amounts in thousands of Brazilian Reais, except as stated otherwise)

		Company		Consolidated
	Notes	2014	2013	2014	2013
Revenues
Gross operating revenue	25	115,635	172,491	138,175	194,038
Gain on sale of farm		-	-	21,845	54,815
Gain (loss) with biological assets and agricultural products		(1,923)	3,360	1,092	2,289
Changes in provision for impairment of agricultural products after harvest		(1,464)	1,714	(2,043)	1,659
Other revenues		(9)	577	(930)	206
Allowance for doubtful accounts		527	(490)	525	(846)
		112,766	177,652	158,664	252,161

Inputs acquired from third parties
Cost of sales		(99,808)	(129,556)	(118,222)	(143,941)
Materials, energy, outsourced services and other		(12,501)	(19,181)	(17,586)	(25,574)
		(112,309)	(148,737)	(135,808)	(169,515)

Gross value added		457	28,915	22,856	82,646

Depreciation and amortization	26	(16,704)	(24,559)	(21,431)	(27,997)

Net value added produced by the entity		(16,247)	4,356	1,425	54,649

Value added received in transfer
Equity pickup	14	20,073	49,601	(704)	-
Financial income	28	24,855	30,663	40,051	38,000
		44,928	80,264	39,347	38,000

Total value added to be distributed		28,681	84,620	40,772	92,649

Distribution of value added

Personnel and charges
Direct compensation		15,316	14,106	15,316	14,185
Benefits		1,893	1,565	1,894	1,575
Severance fund (F.G.T.S).		291	269	291	274
Taxes, charges and contributions
Federal		(7,523)	2,267	(7,263)	7,121
State		1,595	1,004	1,426	1,343
Local		140	277	161	185
Financing
Interest and monetary and foreign exchange variations	28	29,633	35,757	41,611	38,591
Rentals		698	648	698	648
Equity remuneration Retained earnings (accumulated losses) for the year		(13,362)	28,727	(13,362)	28,727
		28,681	84,620	40,772	92,649

See accompanying notes.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

1.    General information

Brasilagro Companhia Brasileira de Propriedades Agrícolas (the "Company" or "Brasilagro") was incorporated on September 23, 2005 and is headquartered at  Avenida Brigadeiro Faria Lima, 1309, in São Paulo with branches in the States of Bahia, Goiás,  Mato Grosso, Minas Gerais and Piauí, and in Paraguay, in the State of Boquerón.

Pursuant to its articles of incorporation, the Company’s activities include: (a) agriculture, cattle raising and forestry activities of any type and nature and rendering directly or indirectly related services, (b) the import and export of agricultural products and inputs and those related to cattle raising activity, (c) the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas, (d) real estate brokerage involving any type of operations, (e) holding interest, as member, in other companies and commercial ventures of any nature, in Brazil and/or abroad, directly or indirectly related to the purposes described herein, and (f) management of its own and third-party assets.

The Company and its subsidiaries have ten farms in five Brazilian states and one jointly-controlled farm in Paraguay, with total area of 311,582 hectares, including 17,699 leased hectares and 141,931 hectares in joint venture. The Company aims to consolidate its position as one of the main companies in the agribusiness segment in Brazil and/or abroad by acquiring farms and selling them  once the intended potential valuation is achieved, by means of a strategy intended to expand production, leverage production process, and diversify geographies and production.

The activities of  wholly-owned subsidiaries Cremaq Ltda. ("Cremaq"), Engenho de Maracajú Ltda. ("Engenho"), Imobiliária Jaborandi Ltda. ("Jaborandi"), Araucária Ltda. ("Araucária"), Mogno Ltda. ("Mogno"), Cajueiro Ltda. ("Cajueiro"), Ceibo Ltda. (“Ceibo”) and Flamboyant Ltda. (“Flamboyant”) comprise the purchase and sale of properties, land, buildings and real estate in rural and/or urban areas. As permitted in their respective by-laws and articles of organization, until the real estate assets belonging to these companies not sold, the assets may be leased to third parties, but only as a strategy for real estate appreciation. The activities of wholly-owned subsidiary Jaborandi Agrícola Ltda. comprise the lease of land, the sublease of land to third parties, rendering of advisory services in the agricultural area, agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services. All subsidiaries, as well as FIM Guardian Fund, exclusive investment fund of the Company, are headquartered and operate in Brazil.

The activities of joint venture in company Cesca, located in Paraguay, include agriculture, cattle raising and forestry activities of any type and nature, and rendering of direct or indirect related services, the import and export of agricultural products and inputs and those related to cattle raising activity, the purchase, sale and/or rental of properties, land, buildings and real estate in rural and/or urban areas and financial transactions, purchase and sale of securities, shares and commodities.

Opportunity for new businesses are under analysis, but shall only be announced, in accordance with the Company’s disclosure policy, when technical and legal assessments and the related due diligence process are completed

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

1.    General information (Continued)

To the date the financial statements were approved, the Company held (i) 7,181 hectares leased from third parties, and (ii) 26,530 hectares of which it is the promising buyer, as the purchase and sale indenture had not been granted, with only a purchase and sale promise agreement existing and pending compliance with precedents by sellers.

On August 23, 2010, Opinion No. LA-01, of August 19, 2010, issued by the Office of the Federal Advocate General (AGU) was approved by the President of Brazil. The opinion addresses the purchase and lease of agricultural properties by Brazilian companies controlled by foreign individuals or legal entities holding the control of the capital of a company that owns land in Brazil. The Attorney General’s opinion provides that Brazilian companies controlled by non-Brazilians require previous authorization to purchase agricultural properties and are subject to the following restrictions:

(i)  the agricultural properties shall be used for agricultural, cattle raising or industrial activities, and shall be previously approved by the Ministry of Agrarian Development or by the Ministry of Development, Industry and Foreign Trade;

(ii) the total area of agricultural properties owned by foreigners shall not exceed the greater of (A) one fourth of the area of the municipality where the property is located; or (B) the sum of the areas held by foreigners of the same nationality shall not exceed 40% of the area of the municipality where the property is located; and

(iii) the acquisition shall not exceed one hundred (100) indefinite exploration modules, which are measurement units adopted within different Brazilian regions that range from five to 100 hectares, depending on the region.

New acquisitions or new lease agreements of agricultural properties by companies controlled by non-Brazilians within the abovementioned limits must be previously approved by INCRA.

To the date the financial statements were approved, there is no judgment by the Brazilian courts on the validity and constitutionality of the contents of the Attorney General’s Opinion. As of June 30, 2014, 77.19% of Company common shares were held by foreigners.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices

The significant accounting practices applied in the preparation of these financial statements are described below. These practices are consistently applied to all years presented, unless otherwise stated.

2.1.Basis of preparation

The Company’s Board of Directors has the power to change the Company’s individual and consolidated financial statements after their issuance. On September 4, 2014, the Company’s Executive Board, Supervisory Board, and Board of Directors approved the Company’s individual and consolidated financial statements and authorized their disclosure.

The individual and consolidated financial statements were prepared based on the historical cost, unless otherwise stated, as described in the summary of significant accounting practices. The historical cost is usually based on the amount of considerations paid in exchange for assets.

The financial statements have been prepared in the ordinary course of business. Management assesses the Company’s ability to continue with its activities during the preparation of the financial statements. The Company is not in default regarding its debts at the date of issuance of these financial statements and Management did not identify any significant uncertainty on the Company’s ability to continue as a going-concern over the next 12 months.

The preparation of the financial statements requires the use of certain critical accounting estimates. It also requires that Management use judgment in the process of application of the Company’s accounting practices. Those areas requiring a higher level of judgment and with more complexity, as well as the areas in which assumptions and estimates are significant for the financial statements, are disclosed in Note 3.

Non-financial data included in these financial statements, such as sales volume, planted and leased area, number of farms, insurance and environment, were not examined by the independent auditor.

a)   Individual financial statements

The individual financial statements, identified as “Company”, were prepared in accordance with the accounting practices adopted in Brazil, which comprise the standards issued by the Brazilian Securities and Exchange Commission (CVM) and the pronouncements, interpretations and guidelines of the Financial Accounting Standards Board (CPC).

In the individual financial statements, subsidiaries are accounted for by the equity method. In the case of Brasilagro, the accounting practices adopted in Brazil applicable to the individual financial statements differ from the IFRS applicable to the separate financial statements only in connection with valuation of investments in subsidiaries by the equity method, which, under IFRS, would be at cost or fair value.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

.

2.    Summary of significant accounting practices (Continued)

2.1. Basis of preparation (Continued)

b)    Consolidated financial statements

      The consolidated financial statements were prepared and are presented in accordance with the International Financial Reporting Standards (IFRS), issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil which comprise the standards issued by CVM and the pronouncements, interpretations and guidelines of CPC.

c)     Basis of consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries at June 30, 2014 and 2013, presented below:

	Interest in total capital - %
	2014	2013

Aracuária	99.99	99.99
Cremaq	99.99	99.99
Engenho de Maracaju	99.99	99.99
Imobiliária Jaborandi	99.99	99.99
Jaborandi Ltda.	99.99	99.99
Cajueiro	99.99	99.99
Mogno	99.99	99.99
Ceibo	99.99	99.99
Flamboyant	99.99	99.99
FIM Guardian Exclusive Fund	100.00	100.00

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.1.    Basis of preparation (Continued)

c)    Basis of consolidation(Continued)

Subsidiaries are fully consolidated from the date of acquisition, are consolidated up to the date in which the control ceases to exist. The financial statements of the subsidiaries are prepared for the same reporting period of the parent company, using consistent accounting practices. All intergroup balances, revenues and expenses are fully eliminated in the consolidated financial statements.

Intercompany balances and transactions were eliminated in the consolidation process. Gains and losses arising from intercompany transactions are equally eliminated.

    2.2.  Foreign currency translation

a)       Functional and presentation currency

Items included in the financial statements of each of the Company’s subsidiaries are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"), for which the functional and reporting currency is BR Real. On January 01, 2014, the company Cresca S.A. (joint venture), headquartered in Paraguay, revaluated the most influencing currency on its transactions and concluded that the US dollar is the one which best reflects the economic environment in which it operates. As from this date its functional currency is the US dollar on a prospective basis.

b)     Transactions and balances in foreign currencies

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions or valuations, when items are remeasured. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at period-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the statement of operations.

c)       Group companies abroad

In the preparation of the Company’ financial statements, the financial statements of the joint venture, whose functional currency is the US dollar, are translated into reais as follows: a) Balance Sheet at the foreign Exchange rate at year end and b) Statement of operations, at the monthly average foreign exchange rate.

Fair value adjustments to the book values at the investment acquisition in Cresca are expressed in Cresca’s functional currency and translated at period-end foreign exchange rates.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.2.    Foreign currency translation (Continued)

c)      Group companies abroad(Continued)

The effects from variations in the foreign Exchange rate resulting from these translations are presented under “Other comprehensive income” in the Statement of Comprehensive Income and Equity.

2.3.    Purchase of joint venture interest in transactions between entities under jointly control

As detailed in Note 14(b), the Company acquired interest in company Cresca S.A., a joint venture of its controlling shareholder. Purchases of joint ventures interest (as well as of subsidiaries and affiliates) in transactions between entities under joint control, may be recorded using the business combination method. The consideration transferred for the acquisition of a joint venture is the fair value of the assets transferred acquired, liabilities assumed and equity instruments issued by the Company. The consideration transferred includes the fair value of assets and liabilities resulting from a contract of contingent consideration, when applicable.

Costs related to acquisition are recorded in P&L for the year as incurred. The Company’s interest in the  joint venture is measured at the fair value of identifiable assets acquired and liabilities assumed and contingent liabilities at the acquisition date, proportional to the Company’s interest in the joint venture.

     When the total consideration transferred does not exceed fair value of the acquired joint venture net assets, the difference is directly recognized in equity as a contribution by the controlling shareholder, when this is a transaction with shareholders and, therefore, does not meet the definition of gain for recognition in the statement of operations.

The measurement and recording of the joint venture  interest at  its fair value is based on the economic substance of the interest acquisition, in line with the strategy for expansion and development of land in border regions and international expansion.

If the initial accounting of a business combination is incomplete at the year-end in which such combination occurred, the Company records temporary amounts of items whose recording is incomplete. These temporary amounts are adjusted during the measurement period or the additional assets and liabilities are recognized to reflect the new information obtained in relation to the existing facts and circumstances at the acquisition date, which, if known, would have affected the amounts recognized at that date.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.4.    Intangible assets – Service agreements

The service agreement with Cresca S.A. was acquired from the controlling shareholder, separately from the purchase of interest in the joint venture, and recognized at the acquisition cost. The acquisition cost corresponds to the consideration payment in cash and in installments at the fair value of the agreement.  The agreement has finite useful life and is recorded at cost less accumulated amortization. The amortization is calculated during the estimated period in which the agreement shall generate benefits for the Company based on the apportionment of hectares opened by Cresca in each period in relation to total hectares yet to be opened, existing at the date of agreement acquisition.

2.5     Investments in subsidiaries and in joint venture

In the individual financial statements,  investments in subsidiaries and in joint venture are recorded under the equity method.

Joint venture is an agreement whereby the parties sharing joint control are entitled to the net assets of the joint ventures. Joint control is the contractual sharing of a control, existing only when decisions on the related activities require the unanimous consent of the parties.

2.6.    Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker. The chief operating decision-maker, responsible for allocating resources and assessing performance of the operating segments, is the Executive Board, also responsible for making the Group's strategic decisions.

2.7.      Cash and cash equivalents and marketable securities

            Cash and cash equivalents include cash, bank deposits, maturing within 90 days from the day they are taken out and short-term highly-liquid repurchase agreements for which there are no fines or other restrictions as to immediate redemption from the issuer of the instrument

Cash equivalents are recorded at cost plus earnings accrued up to the balance sheet date,  not exceeding market or realizable value.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.7.    Cash and cash equivalents and marketable securities (Continued)

Marketable securities include bank deposit certificates, Federal Government bonds, exclusive investment funds which are fully consolidated and pledges. In addition, there are marketable securities provided as guarantee for loans and financing recorded in current and noncurrent assets, based on the maturities of referred to loans and financing.

Marketable securities are classified as available for sale. Considering the nature of investments held by the Company, there are no significant differences between their book values and the market values, calculated based on the interest rate up to the balance sheet date, on a pro-rata basis.

  Maturities of investments (bank deposit certificates and repurchase agreements) may exceed 90 days from the date they are taken out, and may have repurchase guarantee contractually provided by the financial institution issuer of the security, allowing the redemption of securities at the amount originally invested plus interest, with no penalty. They are classified as cash and cash equivalents.

Certain debt agreements require that the Company keep marketable securities as guarantee for the outstanding balances. Such investments are restricted while held in guarantee. The Company records the purchases and sales of such investments as investment activities in the statement of cash flows.

Fixed-income investments are intended to maintain the value of amounts held by the Company not yet allocated to rural activities, and are governed by a policy approved by the Board of Directors.

          In the statement of cash flows, financing and investing activities include only effective cash and cash equivalents transactions. Therefore, financed purchases and sales of assets are included in Notes 13, 16 and 19.

       2.8.  Financial assets

2.8.1    Classification

        For the years presented, the Company holds exclusively financial assets classified as loans and receivables, assets available for sale and assets measured at fair value through profit or loss.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

       2.8.    Financial assets (Continued)

2.8.1.    Classification  (Continued)

(a)      Financial assets measured at fair value through profit or loss

Financial assets at fair value through profit or loss comprise financial assets designated by the Company as at fair value through profit or loss at the initial recognition. A financial asset is classified in this category if acquired principally: (i) for the purpose of selling in the short-term (ii) derivative financial instruments are also categorized as at fair value through profit or loss unless they are designated as hedges for accounting purposes or, (iii) if the measurement at fair value reduces or eliminates some measurement inconsistence in accordance with the Company’s financial management.

The Company designates certain financial assets at the initial recognition at fair value through profit or loss. This designation cannot be altered later. These assets are limited to derivatives and receivables for sale of farms, which consist of debt instruments recognized in the consolidated balance sheet in "Trade Accounts receivable."

Changes in fair value related to receivables for the sale of farms designated at fair value through profit or loss are recognized in "Gain (loss) on the translation of trading receivables for the sale of  farms in "financial income".

 b)    Loans and receivables

The category includes loans granted and receivables which are non-derivative financial assets with fixed or determinable payments, not quoted in an active market. They are included in current assets, except for maturities exceeding 12 months after the balance sheet date, which are classified as noncurrent assets). The Group's loans and receivables comprise trade accounts receivable, other receivables, and marketable securities given in guarantee to loans and financing. Loans and receivables are recorded at amortized cost, using the effective interest rate method. The amortization using the effective interest rate method is included in financial income, in the statement of operations.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.    Summary of significant accounting practices (Continued)

       2.8.    Financial assets (Continued)

2.8.1.    Classification  (Continued)

c)    Financial assets available for sale

Financial assets available for sale are those non-derivative financial assets which are not classified as (a) loans and receivables, (b) investments held to maturity (c) financial assets at fair value through profit or loss. These financial assets include equity instruments and debt bonds. Debt bonds in this category are those intended to be held for an indefinite period and which may be sold to meet the liquidity needs or as response to the changes in market conditions.

After initial measurement, financial assets available for sale are measured at fair value, with unrealized gains and losses directly recognized in the available-for-sale reserve in other comprehensive income until the investment is derecognized, except for impairment loss, of interest calculated using the effective interest method, and gains or losses on foreign Exchange on monetary assets which are recognized in P&L for the period.

When the investment is derecognized or when there is impairment loss, the cumulative gains or losses previously recognized in other comprehensive income shall be recognized in P&L.

2.8.2.   Recognition and measurement

Financial assets are classified as financial assets at fair value through profit or loss, loans and receivables, or financial assets available for sale, as the case may be. The Company determines the classification of its financial assets upon their initial recognition, when it becomes a party to the contractual provisions of the instrument.

Regular purchases and sales of financial assets are recognized on the trade-date - the date on which the group commits to purchase or sell the asset. Investments are initially recognized at fair value plus transaction costs, for all financial assets not carried at fair value through profit or loss. Financial assets include cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farm, derivative transactions, trade accounts payable, loans and financing, and accounts payable for acquisition.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.    Summary of significant accounting practices (Continued)

       2.8.    Financial assets (Continued)

2.8.3    Impairment of financial assets

a)  Assets carried at amortized cost

The Group assesses, at the end of each reporting period, whether there is objective evidence that a financial asset or group of financial assets is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a "loss event") and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

The criteria that the Group uses to determine if there is objective evidence of an impairment loss include:

(i) significant financial difficulty of the issuer or debtor;

(ii) a breach of contract, such as a default or delinquency in interest or principal payments;

(iii) the Company, for economic or legal reasons relating to the borrower's financial difficulty, grants to the borrower a concession that the lender would not otherwise consider;

(iv) it becomes probable that the borrower will go bankrupt or undergo other any other financial reorganization;

(v) the disappearance of an active market for that financial asset because of financial difficulties; or

(vi) observable data indicating that there is a measurable decrease in the estimated future cash flows from a portfolio of financial assets since the initial recognition of those assets, although the decrease cannot be yet identified with the individual financial assets in the portfolio, including:

.    adverse changes in the payment status of borrowers in the portfolio; and

  .    national or local economic conditions that correlate to defaults on the assets in  the portfolio.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

       2.8.    Financial assets (Continued)

2.8.3.   Impairment of financial assets (Continued)

a)  Assets carried at amortized cost (Continued)

The amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the statement of operations. If a loan or held-to-maturity investment has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the Company may measure impairment based on an instrument's fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor's credit rating), the reversal of the previously recognized impairment loss is recognized in the statement of operations.

2.9.    Derivative financial instruments

     The Company uses derivative financial instruments, as forward currency contracts, forward commodities contracts against the risk of variation in the commodities prices and risk of variation in the foreign exchange rates, respectively.

         Derivative financial instruments are initially recognized at fair value on the date a derivative contract is entered into and are subsequently re-measured at their fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument. The Company did not designate any derivative for hedge  accounting.

Any gains or losses arising from changes in the fair value of derivatives during the year are recognized immediately in the statement of operations. The fair value of derivative financial instruments is disclosed in Note 7.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.10.    Trade accounts receivables

Trade accounts receivables are amounts due from customers for the sale of goods and real estate (land) in the ordinary course of the Company's business. If collection is expected to be within one year, they are classified as current assets. They are otherwise presented as noncurrent assets.

Trade accounts receivables not related to the sale of farms are initially recognized at fair value, and subsequently measured at amortized cost under the effective interest rate method, less the Allowance for Doubtful Accounts (ADA), if necessary.

Trade accounts receivables related to the sale of farms for which the amount of cash receivable is contractually determined in reais, equivalent to a number of sacks of soybean not designated at fair value through profit  or loss at initial recognition. In this case, trade accounts receivable are subsequently remeasured at each balance sheet date by applying the number of sacks of soybean to the quote of soybean for future delivery  at the maturity date of each installment (or based on estimates and quotes of brokers when there is no quote of soybean for future delivery at a specific maturity date), and by multiplying the resulting amount in US dollars by the exchange rate of  US$ to R$ for future delivery also at the same maturity date (considering that future soybean quotes are denominated in US$) and the resulting amount in Reais discounted to present value. The gain (loss) on remeasurement of the receivable is recognized in Financial income under “Gain (loss) on remeasurement of trade accounts receivables for the sale of farms and machinery” (Note 28).

2.11.  Inventories

The inventories of agricultural products are measured at fair value less costs to sell when they are ready to be harvested, when they are transferred from the group of biological assets to the group of inventories.

The inventories of seeds, manures, fertilizers, pesticides, fuel, lubricants, warehouse and sundry materials were assessed at the average acquisition cost.

According to practices adopted by management, upon identification of loss of quality of products which affect their sales (either due to storage, load, transportation and other events related to the operation), these products are counted and physically segregated. At this moment, an internal process of registration, approval, disposal of inventories and allocation of these products is started by means of approval of the responsible officers duly formalized in the Company’s management system.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.11.  Inventories (Continued)

A provision for adjustment of inventories to realizable value of agricultural products is recognized when the fair value recorded in inventories exceeds net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less estimated costs to sell. Adjustment to net realizable value is recognized in the statement of operations in the period to which it refers, under “Adjustment to realizable value of agricultural product after harvest”.

2.12.  Biological assets

The Company and its subsidiaries' biological assets consist, mainly, of the cultivation of soybean, corn, sorghum, cotton and sugarcane and are measured at fair value less cost to sell. These crops are not only cultivated to obtain non real estate operating profit, but also as an appreciation vector of the real estate value of these rural properties.

The soybean, corn, sorghum and cotton crops are temporary cultures, in which the agricultural product is harvested after a period of time ranging from 110 to 180 days after the planting date, depending on the crop, variety, geographic location and climate conditions.

The sugarcane crops productive cycle is five years, average, after their first cut, and, accordingly, they are classified as noncurrent biological assets.

The fair value of biological assets is determined upon their initial recognition and at each subsequent reporting date. Gains and losses that arise on measuring biological assets at fair value are determined by the difference between the fair value and cost to sell,  and are recognized in the statement of operations for the period in which they arise, under “Gain (loss) in fair value of biological assets and agricultural product”.

In certain circumstances, the fair value less cost to sell approximate the cost of the crop until that moment, when only a little biological transformation has taken place since the costs were originally incurred, or the impact of biological transformation on price is not expected to be material. Biological assets remain recorded at their fair value.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(Amounts in thousands of Brazilian reais, except as stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.12.  Biological assets (Continued)

Methodology used

•    Sugar cane crops - The calculation method used to estimate the value of the biological asset "sugarcane" is the cash flow discounted at a rate compatible to the risk and term of operations. For such, we projected the future cash flows in accordance with the projected productivity cycle for each harvest, taking into consideration the estimated useful life of each plantation, the prices of Total Sugar Recoverable, estimated productivities and the related estimated costs of production, including the cost of land, harvest, loading and transportation for each planted hectare.

•    Crops of soybean, corn, sorghum, pearl millet and cotton - The calculation method used to estimate the value of the biological assets of grains/cotton is the  cash flow discounted at a rate compatible to the risk and term of operations. For such, we projected the future cash flows taking into consideration the estimated productivity, costs to be realized based on the company budget or based on new internal estimates and the market prices. The prices related to commodities available in the future markets are obtained from the prices of the following trading stock exchanges: CBOT ("Chicago Board of Trade"), BM&F (Bolsa de Mercadorias e Futuros), NYBOT ("New York Board of Trade"). For the agricultural products without this type of market, we used the prices obtained through direct market surveys or surveys disclosed by specialized companies. As for the market prices, we utilized its logistics and tax discounts in order to find the prices of each of these products in each production unit of the Company.

  As mentioned above, the fair value of the biological assets presented in the balance sheet was determined using valuation techniques - discounted cash flow method. The data for this method is based on the information available in the market, whenever possible, and when it is not feasible, a certain level of judgment is required to establish the fair value. The judgment includes considerations on the data used, such as, price, productivity and production cost. Changes in the assumptions on these factors might affect the fair value presented in the biological assets.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.13. Investment properties

The Company's business strategy aims mainly at the acquisition, development, exploration and sale of rural properties with agricultural suitability. The Company acquires rural properties for which it expects significant potential to generate value by means of maintenance of the assets and development of profitable agricultural activities. From the acquisition of our rural properties, the Company seeks to implement crops of high value added and transform these rural properties with investments in infrastructure and technology, in addition to entering into lease contracts with third parties. Based on our strategy, when the Company considers that the rural properties have reached a profitable value, it sells these rural properties to realize capital gain.

The land of rural properties purchased by the Company is stated at acquisition cost, which does not exceed its net realizable value and is presented in "Noncurrent assets". The fair value of each property is stated in Note 13.

Buildings and improvements in investment properties are stated at its historical cost less accumulated depreciation following the  same criteria as described for Property, plant and equipment in Note 2.14.

2.14. Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation. Historical cost includes expenditures that are directly attributable to the acquisition of the items. Historical cost also includes finance costs related to the acquisition of qualifying assets.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with and the cost of the item will flow to the Company and the cost of the item can be reliably measured. All other repairs and maintenance are matched against P&L for the year, when incurred

Depreciation is calculated using the straight-line method to allocate their cost to their net book values over their estimated useful lives, whose annual depreciation rates are described below:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.14.  Property, plant and equipment (Continued)

	Annual depreciation rates - %
	2014	2013
Buildings and improvements	4-20	4-20
Equipment and facilities	10	10
Vehicles and agricultural machinery	13-20	13-20
Furniture and fixture	10	10
Opening of area	10-20	10-20

The assets' net book values and useful lives are reviewed, and adjusted if appropriate, at the end of each year.

An asset's carrying amount is written down immediately to its recoverable amount if the asset's carrying amount exceeds its estimated recoverable amount. ..

Gains and losses on disposals are determined by comparing the selling price with the carrying amount, and are recognized as "Other operating revenue" in the statement of operations.

2.15  Intangible assets

Intangible assets comprise software license and acquired contractual rights, and are amortized over their estimated useful lives, from 5 to 20 years.

Costs associated with maintaining computer software programs are recognized as expenses, as incurred. Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets.

2.16   Trade accounts payables

Trade accounts payables are obligations to pay for goods or services acquired from suppliers in the ordinary course of business. Trade accounts payables are classified as current liabilities if payment is due within one year. Otherwise, they are presented as noncurrent liabilities.

2.17 Loans and financing

Loans and financing are recognized initially at fair value, net of transaction costs incurred, and subsequently carried at amortized cost. Any difference between funds raised (net of transaction costs) and the settlement value is recognized in the statement of operations over the loans and financing agreement period using the effective interest rate method.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.17.Loans and financing (Continued)

Fees paid in raising credit facilities are recognized as transaction costs to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

Loans and financing are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.18 Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events and it is probable that an outflow of resources will be required to settle the obligation, and the amount can be reliably estimated.

The contingent liabilities arising from labor, social security, tax, environmental, contractual and operating obligations, and administrative and judicial claims are set up at their estimated amount when the likelihood of loss is considered probable.

2.19 Current and deferred income and social contribution taxes

(a)    Current income and social contribution taxes

Current tax is the expected  tax payable or receivable/recoverable on taxable profit or loss for the year. To calculate current income and social contribution taxes, the Company adopts the Transitional Tax Regime (RTT), which allows the elimination of effects arising from changes in the tax bases of these taxes introduced by Laws  No. 11638/2007 and No. 11941/2009.

Current and deferred income and social contribution taxes are calculated based on the rates of 15%, plus surtax of 10% on  taxable profit exceeding R$ 240 per annum for income tax, and 9% on taxable profit for social contribution tax on net profit, and considers the offset of income and social contribution tax loses limited to 30% of annual taxable profit, except for  the rural activity which may reach 100% of annual taxable profit. There is no prescription period for the income and social contribution tax loss balance.

As permitted by tax legislation, certain subsidiaries opted for the  regime in which profit is computed as a percentage of their revenues. For these companies, the estimated income and social contribution tax bases are calculated at the rate of 8% and 12% on gross revenue, respectively, on which the statutory rates of the related tax and contribution are applied.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.19     Current and deferred income tax and  social contribution (Continued)

(a)  Deferred income and social contribution taxes

Deferred income tax is recognized by the estimated future effect of temporary differences and income and social contribution tax losses. A deferred income tax liability is recognized for all the temporary tax differences, whereas the deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred tax assets and liabilities are classified as long term. The income tax related to items directly recognized in equity for the current or previous year are directly recognized in the same account.

         Deferred income and social contribution taxes are calculated on income and social contribution tax losses and the related temporary differences between the calculation basis of income and social contribution tax assets and liabilities and the book values of the financial statements. The rates of these taxes, currently defined for the determination of these deferred tax credits are 25% for income tax and 9% for social contribution tax (Notes 22 and 29).

2.20.    Employee benefits

a)    Share-based payments

The Company operates a number of equity-settled, share-based payment plans, under which the entity receives services from employees as consideration for equity instruments (options) of the Company. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted, excluding the impact of any service and non-market performance vesting conditions (for example, profitability, sales growth targets and the remaining of an entity employee over a specified time period). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be met.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.20. Employee benefits– (Continued)

a)  Share-based payments (Continued)

 At the balance sheet date, the entity reviews its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of original estimates reviewed, if any, in the statement of operations, with a corresponding adjustment to equity. Amounts received net of any directly attributable transaction costs are credited to capital (nominal value) and goodwill reserve, if applicable, when options are exercised.

b)  Profit sharing

 The Company provides employees with a profit-sharing program, under which all of the employees have the right to receive annual bonuses based on the Company’s consolidated financial and operational results, and also on personal goals set for individual employees. Profit sharing is usually recognized at year end, when the amount can be reliably measured by the Company.

2.21.  Capital

Common shares are classified in equity.

 Incremental costs directly attributable to the issue of new shares or options are shown in equity  as a deduction of the amount raised, net of taxes.

2.22.  Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods in the ordinary course of the Company's activities, or further, leases. Revenue is presented net of taxes and after elimination of intercompany sales.

The Company recognizes revenue when its amount can be reliably measured, it is probable that future economic benefits will flow to the entity and when specific criteria have been met for each of the Company's activities, as described below. The Company’ estimates are based on historical results, taking into consideration the type of customer, the type of transaction and the specifics of each sale.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.23.    Revenue recognition (Continued)

a)         Sale of goods

Revenue from grain and sugarcane sales is recognized when significant risks and rewards of ownership of the goods are transferred to the purchaser, usually, when the products are delivered to the purchaser at the determined location, according to the agreed sales terms.

In the case of grains, the Company usually executes selling contracts for future delivery determining that the price may be established by the Company, for the total or partial volume sold, up to the delivery, in accordance with formulas established in contract. In certain cases, this formula established in contract determines a price in US dollars. The amount in reais is also determined in contract, based on the exchange rate effective a few days before the date of financial settlement. The price can also be adjusted by other factors, such as humidity and other technical characteristics of grains. Upon the grains delivery, revenue is recognized based on the price established with each purchaser considering the exchange rate effective on the delivery date. After the grains are delivered to the addressee, the quality and final weight are evaluated, thus determining the final price of the transaction, and adjusting the contractual amounts in accordance with such factors, as well as with the exchange rate variation up to the settlement date.

(b)   Sale of farms

Revenues from sales of farms are not recognized in P&L until (i) the sale is completed, (ii) the Company has determined that it is probable that the buyer will pay, (iii) the amount of revenue can be measured reliably, and (iv) the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement. P&L from sales of farms is presented in the statement of operations as “Gain for sale of farm”, considering the difference between the consideration for the sale and the  book value of the farm sold.

( c )  Revenue from lease of land

Revenues from leased land are recognized on a straight line basis over the lease period. When the lease price is defined in number of agricultural products or livestock, the lease amount is recognized considering the price of the agricultural product or livestock effective at the balance sheet date or at the date established in contract, as the case may be. The amounts received in advance as lease, when applicable, are recognized in current liabilities, under "Other liabilities".

Lease revenues in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.24.    Financial income and expenses

Represent interest and monetary and exchange variations arising from loan and financing contracts, short-term investments, trade accounts receivables, gains and losses resulting from measurement of derivatives and receivables for the sale of farms, and discounts obtained from suppliers for the prepayment of trade bills.

2.25     Leases

The Company has leased farms, and such leases which were classified as operating to the extent that a significant portion of the risks and benefits of the ownership is held by the lessor. The lease expenses are initially recorded as part of biological assets, and recorded as cost of sales of agricultural products upon the sale. The lease payments whose values are based on future quotes of soybean and, therefore, do not have a fixed value, but a value depending on the soybean quote at a future date are considered contingent payments.

2.26     Dividend payable and interest on equity

Distributions of dividend and interest on equity to the Company's stockholders are recognized as a liability in the Company's financial statements at year-end based on the Company's bylaws. Any amount that exceeds the minimum required is only provisioned on the date it is approved by the stockholders at the general meeting, as proposed by the Board of Directors.

The tax benefit of interest on equity is recognized in the statement of operations.

2.27  Adjustment to present value – of assets and liabilities

Assets and liabilities arising from long or short-term operations of material effect are adjusted to   present value.

Accordingly, certain elements of assets and liabilities are adjusted to present value, based on discount rates, which aim to reflect the best estimates, as regards to the value of money in time.

The discount rate used varies in accordance with the features of assets and liabilities in question. That is, it shall depend on the risk, term, specificity of the referred to item. Its basis and assumption is the average rate of loans and financing obtained by the Company, net of inflationary effect.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

2.    Summary of significant accounting practices (Continued)

2.28.    Basic and diluted earnings (loss) per share

The basic earnings/(loss) per share are calculated by dividing the available net income (loss)  (allocated) to common shareholders by the weighted average number of outstanding common shares for the year.

The diluted earnings per share are similarly computed, except that outstanding shares are added, to include the number of additional shares that would be outstanding if the shares with potential dilution attributable to stock options and subscription warrants had been issued during the related years, using the weighted average price of the shares.

2.29   Statement of comprehensive income

The Company presented the statement of comprehensive income in its financial statements and keeps recorded in other comprehensive income only P&L for the year and the foreign Exchange rate effect of its joint venture Cresca.

2.30.  Statements of cash flow and value added

The statements of cash flows and value added are prepared and presented in accordance with Brazilian Securities and Exchange Commission (CVM) Resolution No. 641, of October 7, 2010 which approved Brazilian Financial Accounting Standards Board (CPC) Accounting Pronouncement CPC 03 (R2) – Statement of cash flows. The statements of value added are prepared and presented in accordance with CVM Resolution No. 557, of November 12, 2008, which approved accounting pronouncement CPC 09 – Statement of value added, issued by CPC.

3.     Critical Accounting  Estimates and Judgments

Accounting estimates and judgments are continuously assessed and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the current circumstances.

Based on assumptions, the Company makes estimates concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual amounts. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next year are addressed below.

a)    Net book value and useful life of property, plant and equipment

The value and useful life of assets are assessed by specialists and adjusted at year end when necessary.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

3.     Critical Accounting  Estimates and Judgments (Continued)

a)    Net book value and useful life of property, plant and equipment (Continued)

The carrying amount of the asset is immediately reduced to its recoverable amount if the carrying amount is estimated to exceed the recoverable amount.

b)    Contingencies

The Company is party to different legal and administrative proceedings, as described in Note 31. Provisions are set up for all the contingencies related to legal claims that are estimated to represent probable losses (present obligations resulting from past events in which an outflow of resources is probable, and amounts can be reliably estimated). The evaluation of the likelihood of loss includes the opinion of outside legal advisors. Management believes that these contingencies are properly recorded and presented in the financial statements. (Note 31).

c)           Subscription warrants

As described in Note 23(b), the Company issued subscription warrants to its founder shareholders in March 2006, before the initial public offering. In the prospect of the initial public offering, the Company disclosed that the issue of subscription warrants to its founder shareholders was a recognition of their work for the Company’s foundation, for the entrepreneur spirit, for having prepared the Company for the initial public offering, and for having prepared the business plan, assuring their commitment to the Company’s development. The subscription warrants were attributed to the founder shareholders on a free basis.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(Amounts in thousands of Brazilian reais, except as stated otherwise)

3.   Critical Accounting  Estimates and Judgments (Continued)

c) Subscription warrants (Continued)

The Company concluded that the subscription warrants should be recorded in the scope of IFRS 2/CPC 10, as instrument of shareholding interest issued in exchange for services rendered by parties other than the employees. Considering that, before the transition date to IFRS (July 1, 2009), all subscription warrants of first issue could already be exercised and the Company had not disclosed the fair value at the evaluation date, the requirements for the transition to IFRS resulted in the fact that IFRS recognition and evaluation standards were not applied to the subscription warrants, and the accounting by the former GAAP was maintained. Pursuant to the former GAAP, the subscription warrants are not recorded, resulting in their non-recording the subscription warrants in these financial statements.

d) Biological assets

The fair value of biological assets recorded in the balance sheet (Note 11) was determined using valuation techniques, including the discounted cash flow method. The input for these estimates are based on those observable in the market, whenever possible, and when such inputs are not available, a certain level of judgment is required to estimate the fair value. Judgment is required in order to estimate inputs such as, for example, price, productivity, and production cost. Changes in the assumptions used to determine those inputs may affect the fair value recognized for biological assets.

A 1% increase or decrease in the expected productivity of sugarcane and grains would result in an increase or decrease in the value of the biological asset by R$1,261, and an increase or decrease by 1% in the price of sugarcane and grains would result in an increase or decrease in the value of the biological asset by R$1,408.

e) Investment properties

The fair value of the investment properties disclosed in the notes to the financial statements was obtained through appraisal reports of the farms prepared by external appraisal.

The appraisal was carried out by means of standards adopted in  the market considering characterization, location, type of soil, climate of the region, calculation of the improvements, presentation of the  elements and calculation of the land value, which may vary in relation to these variables.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

3.   Critical Accounting  Estimates and Judgments (Continued)

e)    Investment properties (Continued)

Methodology used

At June 30, 2014, the following assumptions were used for the evaluation of farms:

i)              The evaluation used as basis, among other, the following information: (i) location of farms, (ii) total area and its related percentage of opening and use;

ii)             The Market value presented for the farm corresponds to the portion of bare land and of construction and improvements, for payment in cash, not including machinery, equipment, agricultural inputs, crops. The soil adjustment factor (preparation of land for planting) was  considered in the  assessment of prices;

iii)            The price of soybean sack is the reference for the amount of land addressed to agriculture, in the surveyed region. The unit amounts of the farms for sale (Market researches) were obtained in soybean sacks per hectare. Accordingly, the amount in reais (R$) of the property varies directly in relation to the variation in the soybean price; and

iv)           The soybean price considered at the base-date of the engagement, April 15, 2014, was R$ 55.00 for the regions of Barreiras, State of Bahia, and Baixa Grande do Ribeiro, State of Piauí, and R$ 55.50 for the regions of Alto Taquari and Mineiros, States of Goiás and Mato Grosso, respectively. This amount represents an average in amounts arbitrated by the real estate Market of the region due to the great instability in the amount of soybean sack.

f)     Deferred income tax

The Company recognizes deferred assets and liabilities, as described in Note 22, based on the differences between the carrying amount presented in the financial statements and the tax base of assets and liabilities using the effective rates. The Company regularly reviews the deferred tax assets for the possibility of recovery, considering the generated historical profit and the projected future taxable profit, in accordance with a study of technical feasibility.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

4.    Pronouncements (new or revised) and interpretations applicable to the year ended June 30, 2014 and applicable to years starting on or after January 1, 2014 and subsequent years.

The Company applied for the first time certain standards and amendments which did not impact the Company’s financial statements, namely: CPC 46 Fair Value Measurement; amendments to CPC 26 (R1) Presentation of the Financial Statements; CPC 36 (R3) Consolidated Financial Statements, and CPC 19 Joint Arrangements. In addition, the application of CPC 45 Disclosure of Interest in Other Entities resulted in additional disclosures in the financial statements.

Standards, interpretations of and amendments to existing IFRS standards which are already effective have not been early adopted by the Company, since its financial year is June 30, 2014 and, accordingly, they will be adopted as from July 1, 2014. There are also standards and IFRS amendments to standards which are not effective and have not been early adopted by the Company and will be adopted at July 1, 2015 when regulated and approved by CPC and CVM.

Standard	Main requirements

IFRS 9 Financial Instruments

IFRS 9, as issued, reflects the first phase of IASB work to replace IAS 39 and is applicable to the classification and evaluation of financial assets and liabilities according to IAS 39 definition. The pronouncement would be initially applicable as from the years starting on or after January 1, 2013, but the pronouncement Amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures, issued in December 2011, postponed its effectiveness to January 1, 2015. In the subsequent phases, IASB shall approach issues as recording of hedges and provision for losses of financial assets. The adoption of the first phase of IFRS 9 shall impact the classification and evaluation of the Company’s financial assets, but shall not impact the classification and evaluation of its financial liabilities. The Company shall quantify the effects together with the effects of the other phases of IASB Project, as soon as the final consolidated standard is issued.

Investment Entities (Amendment to IFRS 10, IFRS 12 and IAS 27)

The reviews shall be effective for the years starting on or after January 1, 2014 and provide an exception for the consolidation requirements for entities complying with the definition of investment entities according to IFRS 10. This exception requires that the investment entities record the investments in subsidiaries at their fair values in P&L. The Company does not expect that these amendments will be material for its financial statements, since none of its entities is qualified as investment entity.

IAS 32 Offsetting Financial Assets and Liabilities – Review of IAS 32

These reviews clarify the meaning of “currently has a legal enforceable right to set off the recognized amounts” and the criterion for the mechanisms of non-simultaneous settlement of clearance houses to be qualified for offsetting. These amendments shall be effective for the years starting on or after January 1, 2014. The Company does not expect that these amendments will be material for its financial statements.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

4. Pronouncements (new or revised) and interpretations applicable to the year ended June 30, 2014 and applicable to years starting on or after January 1, 2014 and subsequent years. (Continued)

Standard	Main requirements

IFRIC 21 Levies

IFRIC 21 clarifies that an entity should recognize a liability for a tax when the triggering event occurs. For a tax requiring its payment arising from the achievement of any metrics, the interpretation indicates that no liability should be recognized until the metric is achieved. IFRIC 21 is effective for the years ended on or after January 1, 2014. The Company does not expect any material impact from IFRIC 21 on its financial statements.

IAS 39 Novation of Derivatives and Continuation of Hedge Accounting – Amendments to IAS 39

This amendment softens the discontinuation of hedge accounting when the novation of a hedge-designated derivative meets certain criteria. These amendments are effective for the years starting on or after January 1, 2014. The Company does not expect that this amendment will be material to its financial statements.

IAS 36 – Impairment of Assets

In May 2013, IASB issued an amendment to IAS 36. The amendment to this standard requires the disclosure of discount rates used in the current and previous evaluation of the recoverable amount of assets, if the recoverable amount of the impaired asset is based on an valuation technique at present value based on the fair value less the disposal cost.

This standard is effective for annual periods starting on or after January 1, 2014. The Company is evaluating the impact from the adoption of these amendments on its Financial Statements.

IAS 19 – Employee contributions to defined benefit plans

In November 2013, IASB issued an amendment to standard IAS 19. The amendment to this standard aims to establish aspects related to the recognition of employees’ or third parties’ contributions and their impacts on the cost of service and periods of service. This standard is effective for annual periods starting on or after July 1, 2014. The Company is evaluating the impact from the adoption of these amendments on its Financial Statements.

There are no new standards or interpretations issued and not yet adopted which may, in Management’s opinion, significantly impact the result or equity disclosed by the Company.

The Company intends to adopt such standards when they are applicable to the Company from July 1, 2014.

The Company analyzed the effects from the adoption of the new standards, interpretations and changes and concluded that there shall be no significant impact on the financial statements as of June 30, 2014.

CPC has already issued some pronouncements and amendments related to the new and revised IFRSs presented above. Due to the commitment of CPC and CVM to maintaining the set of standards issued updated based on the updating performed by IASB, it is expected that these pronouncements and changes will be issued by CPC and approved by CVM up to the date of their mandatory application.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.       Financial risk management

5.1       Financial risk factors

The Company operates with various financial instruments, including cash and cash equivalents, short-term investments, trade accounts receivables, accounts receivable for the sale of farms, trade accounts payable, accounts payable for the purchase of farms, and loans and financing and derivative instruments.

Certain Company's operations expose it to market risks, mainly in relation to exchange rates, interest rates and changes in the prices of agricultural commodities. As a result, the Company also enters into derivative financial instruments, used to hedge it against exposures with respect to crops or with respect to assets and liabilities recognized in the balance sheet, depending on the nature of the specific operation.

Considering the nature of the instruments, excluding derivative financial instruments, fair value is basically determined by the application of the discounted cash flow method. The amounts recorded under current assets and liabilities are either highly liquid or mature within twelve months. Considering its terms and characteristics, the book value approximates its fair value.

5.2.      Policies approved by the Board of Directors for the use of financial instruments, including derivatives

The Company's policies with respect to transactions with financial instruments, which have been approved by the Board of Directors, are as follows: (i) Investment Policy which provides guidelines with respect to Company's investment of cash, considering the counterparty risk, the nature of instruments and liquidity, among others; (ii) Derivative financial instrument policy which provides guidelines to manage the Company's exposures to currency risk, interest rate and index risks, and agricultural commodities price risk, always relating the derivative financial instrument to the asset or liability that generates the exposure; and (iii) Risk Policy, which addresses items not covered by the Investment Policy or the Derivative financial instrument Policy including hedge against future cash flows with respect to future production of commodities.

a)    Cash and cash equivalents, marketable securities, trade accounts receivable, receivable from sale of farms, loans with related parties and trade accounts payable

The amounts recorded approximate their estimated fair value.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.2.    Policies approved by the Board of Directors for the use of financial instruments, including derivatives (Continued)

b)             Loans and financing

The book value of loans and financing is denominated in reais and has interest rates either fixed or based on the TJLP (Long Term Interest Rate). The book value of loans and financing approximates its fair value. The Executive Board reports the operations entered into at the Board of Directors' meetings.

5.3.  Analysis of risk exposure of financial assets and liabilities

(a)       Currency risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in exchange rates, which reduce the nominal amount of assets or increase the amount of liabilities. This risk also arises with respect to commitments to sell products existing in inventories or agricultural products not yet harvested when sales are made at prices to be fixed at a future date, prices which vary depending on the exchange rate.

Company		Non derivatives- Book balance- Thousands of R$		Derivatives (Note 7)- Volume/Position- Thousands of US$
Accounting caption	Index to which it is exposed	2014	2013	2014	2013
Cash and cash equivalents	USD	13,861	-	-	-
Operations with derivatives	USD	-	-	(16,204)	(13,520)
Accounts receivable – Cresca (Note 33)	USD	26,068	-	-	-
Accounts payable – Cresca (Note 33)	USD	(33,019)	-	-	-
Total		6,910	-	(16,204)	(13,520)

Consolidated		Non derivatives- Book balance- Thousands of R$		Derivatives (Note 7)- Volume/Position- Thousands of US$
Accounting caption	Index to which it is exposed	2014	2013	2014	2013
Cash and cash equivalents	USD	13,861	-	-	-
Accounts receivable – Cresca (Note 33)	USD	26,068	-	-	-
Acquisitions payable	USD	-	(2,163)	-	-
Operations with derivatives	USD	-	-	9,303	(1,461)
Accounts payable – Cresca (Note 33)	USD	(33,019)	-	-	-
Total		6,910	(2,163)	9,303	(1,461)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.    Financial risk management (Continued)

5.3.    Analysis of exposure to financial risks (Continued)

c)    Interest rate and index risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in the interest rates or indices which increase financial expenses related to certain contracts for the acquisition of land, pegged to IGP-M ("FGV"), an inflation index, variation.

Company		Non derivatives- Book balance- Thousands of R$
Accounting caption	Index to which it is exposed	2014	2014
Cash and cash equivalents	CDI	39,475	28,756
Marketable securities	CDI	28,842	27,124
Total CDI		68,317	55,880
Acquisitions payable	IGP-M	(18,760)	(17,646)
Total IGP-M		(18,760)	(17,646)
Loans and financing	TJLP/SELIC	(4,595)	(7,804)
Total TJLP		(4,595)	(7,804)
Loans and financing	Fixed rates	(60,229)	(53,558)
Total fixed rates		(60,229)	(53,558)

Consolidated		Non derivatives- Book balance- Thousands of R$
Accounting caption	Index to which it is exposed	2014	2013
Cash and cash equivalents	CDI	72,884	75,694
Marketable securities	CDI	21,532	9,244
Acquisitions payable	CDI	(26,060)	(23,841)
Total CDI		68,356	61,097
Acquisitions payable	IGP-M	(18,760)	(17,646)
Total IGP-M		(18,760)	(17,646)
Loans and financing	TJLP/SELIC	(19,435)	(7,804)
Total TJLP		(19,435)	(7,804)
Loans and financing	Fixed rates	(100,727)	(94,049)
Total fixed rates		(100,727)	(94,049)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.3.    Analysis of exposure to financial risks (Continued)

a)    Agricultural commodities price risk

This risk arises from the possibility of the Company incurring in losses due to fluctuations in the  market prices of agricultural products.

Company		Non derivatives- Book balance- Thousands of R$		Derivatives (Note 7)- Volume/Position – Thousands of bags
Accounting caption	Index to which it is exposed	2014	2013	2014	2013
Operations with derivatives	Soybean	-	-	(181,428)	(1,020)
Operations with derivatives	Corn	-	-	25	(114)
Total		-	-	(181,403)	(1,134)

Consolidated	Non derivatives- Book balance- Thousands of R$			Derivatives (Note 7)- Volume/Position – Thousands of bags
Accounting caption	Index to which it is exposed	2014	2013	2014	2013
Receivables for sale of farm	Soybean	30,045	72,824
Operations with derivatives	Soybean	-	-	(181,428)	(1,020)
Operations with derivatives	Corn	-	-	25	(114)
Total		30,045	72,824	(181,403)	(1,134)

5.4.   Objectives and strategies of risk management and of use of derivative instruments

The management of financial risks is the responsibility of the Executive Board, which evaluates the exposure to the foreign currency risk, interest rate and index risk and agricultural commodities price risk with respect to assets, liabilities and transactions of the Company. Considering the exposure to such risks, Company management evaluates the convenience, cost and availability in the market of derivative financial instruments which allow minimization of the existing exposure to such risks. After such assessment, the Executive Board decides whether to enter into derivative financial instruments within the parameters previously approved in the Policies referred to above, and reports it to the Board of Directors in its meetings.

5.5    Risks related to each operating strategy

The use of derivative instruments as an economic hedge minimizes the risks of changes in the cash flows arising from the currency risk, interest rate and index risk and agricultural commodities (currently soybean and corn) prices risks.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.5.    Risks related to each hedging strategy(Continued)

However the change in the fair value of the derivative financial instrument may differ from the change in the cash flows or fair value of the assets, liabilities or forecasted transactions which are being hedged, as a result of different factors such as, among others, differences between the contracting dates, the maturity and settlement dates, or differences in "spreads" on hedged financial assets and liabilities and the spreads corresponding to the different dates in the related legs of the swaps.

In the case of the strategy to hedge recognized assets and liabilities, management believes that the derivative financial instruments present a high hedging degree with respect to the changes in hedged assets and liabilities.

In the case of the strategy to hedge forecasted sales of soybean or to hedge accounts payables/receivables that have amounts subject to changes based on commodities, there may be differences arising from additional factors, such as differences between the estimated and actual soybean volume to be harvested, or differences between the quoted price of soybean in the international markets where the derivative financial instruments are quoted and the price of soybean in the markets to/in which soybean is physically delivered/received by the Company. Should the soybean volume effectively harvested be lower than the amount for which hedging instruments were contracted, the Company will be exposed to variations in the price of the commodities by the volume hedged in excess and vice-versa, should the soybean volume effectively harvested be higher than the hedged volume.

To the extent that the Company does not fix the selling price of soybean through derivative financial instruments, but rather it establishes a range of selling prices through options, the amount of US dollars to be received from the sale of soybean to customers and from the settlement of the options is a range of amounts. Should the notional amount of futures to sell US dollars entered into be lower than the actual amount of US dollars received, the Company will be exposed to changes in the exchange rate between the US dollar and the Brazilian real for the amount hedged in excess and vice-versa, should the notional amount of futures to sell US dollars entered into be higher than the actual amount of US dollars received.

5.6   Controls over the use of derivative financial instruments

Additionally, the Company is subject to credit risk with respect to the counterparty of the derivative financial instrument. The Company has contracted derivative financial instruments either traded on stock exchanges or from first-tier financial institutions or "trading" companies. The Company understands that, at the balance sheet date, there are no indications of collectability risk with respect to the amounts recognized as assets with respect to derivative financial instruments.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.6       Controls over the use of derivative financial instruments (Continued)

The main controls established on the use of derivative financial instruments are as follows:

•         establishment of policies defined by the Board of Directors;

•         Restriction to enter into derivative financial instruments that have not been approved by the Executive Board;

•         maintenance by the Executive Board of a centralized inventory of outstanding derivative financial instruments contracts;

•         daily risk report with the consolidated position provided to a group comprising the Executive Board and designated members of the Board of Directors;

•         monthly monitoring by the Executive Board of the fair values reported by the counterparties and  amounts estimated by management; and

•         the fair value of the derivative financial instruments is estimated based on the market in which they were contracted and also in which the instruments are inserted.

5.7       Impact of derivative instruments on the statement of operations

The gains and losses for changes in the fair value of derivative financial instruments are recognized in the statement of operations separately between realized P&L(corresponding to derivative financial instruments that have already been settled) and unrealized P&L (corresponding to derivative financial instruments not yet settled)

5.8.      Estimate of fair value of derivative financial instruments

The fair value of derivative financial instruments traded on stock exchanges (BM&FBOVESPA and Chicago Board of Trade) is determined based on the quoted market price at the balance sheet date. To estimate the fair value of derivative financial instruments not traded in stock exchanges the Company uses quotes for similar instruments or information available in the market, and uses valuation methodologies widely used and that are also used by the counterparties. The estimates do not necessarily guarantee that such operations may be settled at the estimated amounts. The use of different market information and/or valuation methodologies may have a material effect on the amount of the estimated fair value.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

Derivative financial instruments entered into by our wholly-owned subsidiary FIM Guardian (foreign currency and index derivatives), are marked to market by the investment fund, in accordance with its own rules applicable for investment funds, i.e., using market curves observed in the Futures and Commodities Exchange (BM&F), Cetip S.A, among others, and are examined by independent auditors.

Specific methodologies used for derivative financial instruments entered into by the Company:

●          Derivative financial instruments of agricultural commodities - The fair value is obtained by using various market sources including quotes provided by international brokers, international banks and available on the Chicago Stock Exchange (CBOT).

●          Derivative financial instruments of foreign currencies - The fair value is determined based on information obtained from various market sources including, as appropriate, the BM&FBovespa, CETIP S.A., local banks, in addition to information sent by the operation counterparty.

(a)       Sensitivity analysis

Management identified for each type of derivative financial instrument the situation of variation in foreign Exchange rates, interest rates or commodities  prices which may generate loss on hedged assets and/or liabilities or, in the case of derivative financial instruments related to transactions not recorded in the balance sheet, in the fair value of the contracted derivatives.

       The sensitivity analysis aims at measuring the impact of changes in market variables on the abovementioned financial instruments of the Company, considering all other market indicators as constant. Upon settlement, such amounts may differ from those stated below, due to the estimates used in their preparation.

                  This analysis contemplates 5 distinct scenarios that differ among them due to the intensity of variation in relation to the current market. At June 30, 2014, as reference for scenarios probable, I, II, III and IV a variation in relation to the current Market of 0%, -50%, -25%, +25%, +50%, respectively, was considered.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

a)    Sensitivity analysis (Continued)

The reference for the preparation of the Probable Scenario was the Market Price of each one of the reference assets of derivative instruments held by the Company at the closing of this year. Since all these assets are inserted in competitive and open markets, the current market price is a satisfactory reference for the expected price of these assets. Accordingly, since the current Market price was the reference for the calculation of both book value of derivatives and the Probable Scenario, the result of the latter one is equal to zero.

   The assumptions and scenarios are as follows:

				2014
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%

Foreign Exchange rate - R$/US$	2,20	1,10	1,65	2,75	3,30
Soybean - US$ / bushel – May 2015 (CBOT)	11,76	5,88	8,82	14,70	17,64
Soybean - US$ / bushel – July 2015 (CBOT)	11,81	5,90	8,86	14,76	17,71
Corn - US$ / bag – September 2014 (BM&F)	10,73	5,36	8,05	13,41	16,09
Corn - US$ / bushel – September 2014 (CBOT)	4,19	2,09	3,14	5,23	6,28

				2013
	Probable scenario	Scenario I -50%	Scenario II -25%	Scenario III +25%	Scenario IV +50%

Foreign Exchange rate - R$/US$	2,22	1,11	1,66	2,77	3,32

Soybean - US$ / bushel – August 2013 (CBOT)	14,31	7,16	10,73	17,89	21,47
Soybean - US$ / bushel – May 2014 (CBOT)	12,55	6,27	9,41	15,68	18,82
Soybean - R$ / bushel – July 2014 (CBOT)	30,22	15,11	22,67	37,78	45,33
Soybean - US$ / bushel – July 2014 (CBOT)	12,59	6,29	9,44	15,73	18,88

Corn - R$ / bushel – July 2014 (CBOT)	25,71	12,86	19,29	32,14	38,57
Corn - US$ / bushel – July 2014 (CBOT)	5,36	2,68	4,02	6,69	8,03

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

a)    Sensitivity analysis (Continued)

The table below presents, for each transaction, the effect on the change in the estimated fair value at June 30, 2014 of the derivative financial instrument as well as the effect on increase or decrease of fair value  of the related asset or liability. The effect on changes in fair value has been determined on an individual basis for each derivative financial instrument, asset or liability for each transaction and for each scenario without considering combined or compensatory effects of the change in more than one variable or in the same variable in other derivative financial instruments, i.e., maintaining all the other variables constant. Accordingly, each line of the table shall be individually considered without considering the effects presented in the other lines.

                This sensitivity analysis aims to measure the impact of variable market changes on the aforementioned financial instruments of the Company, considering all other market indicators included. Upon their settlement, such amounts may differ from the ones stated below, due to the estimates used in their preparation.

									2014
Operation	Risk		Sensitivity analysis (R$)				Position		Maturity
			Low		High
		Probable scenario(a)	Scenario I–25%	Scenario (II) - 25%	Scenario (III) - 25%	Scenario (IV) - 50%	Amount	Measurement unit
Derivative	SOYBEAN	-	5,190	2,595	(2,595)	(5,190)	(181)	thousands bags of soybean	May/15 to Jul/15
	CORN	-	133	69	(59)	(123)	0	thousands bags of corn	Sept/14
	USD	-	(17,444)	(8,839)	10,904	16,413	9,303	US$'000	Jul/14 to Jul/15

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.       Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

a)    Sensitivity analysis (Continued)

									2013
Operation	Risk		Sensitivity analysis (R$)				Position		Maturity
			Low		High
		Probable scenario(a)	Scenario I–25%	Scenario (II) - 25%	Scenario (III) - 25%	Scenario (IV) - 50%	Amount	Measurement unit
Derivative	SOYBEAN	-	31,003	15,551	(15,386)	(30,988)	(1,021)	Bags of soybean	Aug/13 to Jul/14
	CORN	-	1,602	801	(801)	(1,602)	(114)	Bags of corn	Jul/14
	USD	-	12	(1,179)	661	91	(1)	US$'000	Jul/13 to Jul/14

(a) As of June 30, 2014, the reference for the preparation of the Probable Scenario was the Market prices of each one of the reference assets of derivative instruments held by the Company at the reporting period. Since all these assets are inserted in competitive and open markets, the current Market price is a satisfactory reference for the estimated price of these assets. Accordingly,  since the current Market price was the reference for the calculation both of the book value of derivatives and the Probable scenario, the result of the latter one is equal  to zero.

In addition, the Company presents a summary of possible scenarios for the following 12 months of the Company’s loans and receivables. Reliable sources of indices disclosure were used for the rates used in the “probable scenario”.

											(Amounts in thousands of R$)
				Current		Scenario I - Probable		Scenario I - Possible		Scenario II - Remote		Scenario I - Possible		Scenario II - Remote
								Decrease		Decrease		Increase		Increase
	Risk	Classification	Details	June 30, 2014				25%		50%		25%		50%
	CDI	CASH	Investment - CDI	123,482	11.00%	299	11.25%	(3,366)	8.44%	(6,731)	5.63%	3,366	14.06%	6,731	16.88%
	USD	CASH	Investment - USD	14,390	2.25	1,279	2.40	(3,567)	1.65	(7,133)	1.10	3,567	2.75	7,133	3.30
	TJLP	Financing	Financing in TJLP - BNDES	(16,404)	5.00%	-	5.00%	52	3.75%	104	2.50%	(52)	6.25%	(104)	7.50%
	NA	Financing	Rural Credit	(725)	5.88%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	NA	Financing	LCA	(10,645)	10.69%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	NA	Financing	Constitutional Funds	(86,487)	7.23%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
	NA	Financing	BNDES	(2,870)	5.88%	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
CDI	CDI	Financing	FINEM - BNDES	(3,031)	11.00%	8	11.25%	85	8.44%	170	5.63%	(85)	14.06%	(170)	16.88%
IGPM	IGPM	Debt	Farm payable (R$)	(26,060)	5.44%	-	5.44%	354	4.08%	709	2.72%	(354)	6.80%	(709)	8.16%
CDI	CDI	Debt	Farm payable (R$)	(18,760)	11.00%	-	11.00%	516	8.25%	1,032	5.50%	(516)	13.75%	(1,032)	16.50%
USD	USD	Debt	Acquisition CRESCA S.A.	(31,903)	2.20	(2,861)	2.40	7,976	1.65	15,951	1.10	(7,976)	2.75	(15,951)	3.30
USD	USD	Debt	Acquisition Paraguay Option	(10,201)	2.20	(915)	2.40	2,550	2.11	5,101	2.14	(2,550)	2.35	(5,101)	2.38
PRÉ	N/A	Receivable	Receivables for Farms (R$)	3,000	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Soybean sacks	SOYBEAN	Receivable	Receivables for Farms	735,000	56.41	-	56.41	(10,365)	42.31	(20,731)	28.21	10,365	70.51	20,731	84.62
Soybean sacks	SOYBEAN	Receivable	Receivables for Farms	185,000	52.98	-	52.98	(2,450)	39.74	(4,901)	26.49	2,450	66.23	4,901	79.47
Soybean sacks	SOYBEAN	Receivable	Receivables for Farms	143,325	52.96	-	52.96	(1,898)	39.72	(3,795)	26.48	1,898	66.20	3,795	79.44
Soybean sacks	SOYBEAN	Receivable	Receivables for Farms	396,652	56.41	-	56.41	(5,594)	42.31	(11,188)	28.21	5,594	70.51	11,188	84.62

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.       Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

b)         Credit risk

Credit risk refers to the risk of noncompliance by a counterparty with its contractual obligations, leading the Company to incur in financial losses. The risk to which the Company is exposed arises from the possibility of not recovering the amounts receivable for the sale of sugarcane, grains, and for the lease of land.

To reduce credit risk in the commercial transactions, the Company adopts the practice of defining credit limits and of constantly monitoring the outstanding balances.

Currently, management does not expect losses due to the default of its counterparties and has no significant exposure to any individual counterparty.

(c)       Liquidity risk

The prudent management of liquidity risk implies maintenance of sufficient cash and short-term investments for the Company to meet its financial commitments, due to the mismatch of term or volume between the estimated receivables and payables.

Cash surplus is mainly invested in FIM Guardian investment fund, classified as a multi-market investment fund, managed by BTG Pactual S.A. Bank. The fund has a clear investment policy, with limits to risk concentration.

The table below shows the Company's financial liabilities by group of maturity based on the remaining period at the balance sheet date up to the contract maturity date. The amounts disclosed in the table are the undiscounted contractual cash flows and include interest, in addition to the net derivative financial instruments, whose fair value is disclosed. With respect to payables for the purchase of farms all amounts due at June 30, 2014 and 2013 are payable upon the fulfillment of certain conditions precedent by the sellers and, as a result, its payment date cannot be determined and have been considered as payable on demand in the table below; no interest or other financial charges have been considered.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.8.    Estimate of fair value of derivative financial instruments (Continued)

c)    Liquidity risk (Continued)

	Less than one year	From one to two years	From three to five years	Above five years	Total
Financial liabilities

At June 30, 2013

Trade accounts payables	7,777	-	-	-	7,777
Operations with derivatives	2,860	1,140	-	-	4,000
Loans and financing	44,929	16,282	23,216	17,426	101,853
Acquisitions payable	43,650	-	-	-	43,650
At June 30, 2014

Trade accounts payables	8,158	-	-	-	8,158
Operations with derivatives	204	-	-	-	204
Loans and financing	62,253	13,859	29,539	14,511	120,162
Acquisitions payable	44,820	-	-	-	44,820
Transactions with related parties	-	33,237	-	-	33,237

5.9.      Capital management

The Company's objectives when managing capital are to safeguard the Group's ability to continue as a going concern in order to provide returns for stockholders and benefits for other stakeholders, and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Company may adjust the amount of dividend paid to stockholders, return capital to stockholders or, also, issue new shares or sell assets to reduce, for example, debt.

Consistent with others in the industry, the Company monitors capital based on the leverage ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total loans and financing (including "current and noncurrent loans and financing" as shown in the consolidated balance sheet) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated balance sheet, plus net debt.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.9.   Capital management (Continued)

         According to the following table, the Company presents net debt of loans, acquisitions payable and trade accounts payables.

	2014	2013
Total loans (Note 19)	120,162	101,853
Total acquisitions payable (Note 17)	44,820	43,650
Total trade accounts payables (Note 18)	8,158	7,777
	173,140	153,280

Less: cash and cash equivalents (Note 6)	(86,745)	(75,694)
Less: marketable securities (Note 6)	(35,314)	(27,232)
	(122,059)	(102,926)

Net debt	51,081	50,354

Total equity	583,906	586,985

Total capital	634,987	637,339

	8%	8%

Capital is not managed at the Company level, only at the consolidated level.

5.10     Hierarchy of fair value

The carrying amounts (less impairment) of trade accounts receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities, for disclosure purposes, is estimated by discounting the future contractual cash flows at the current market interest rate that is available for similar financial instruments.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.10           Hierarchy of fair value– (Continued)

The Group adopted CPC 40/ IFRS 7 for financial instruments that are measured in the balance sheet at fair value; this requires disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•         .           Quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1)

•         .           Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (level 2).

•         .           Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (level 3).

•

The following table presents the Group's assets and liabilities that are measured at fair value at June 30 referred to level 2:

	2014	2013
Consolidated - R$ thousand	Level 2	Level 2
Assets
Current assets

Cash equivalents	86,745	75,694
Marketable securities	21,532	9,244
Derivative financial instruments	18,255	17,081
Trade accounts receivables	30,865	31,218

Noncurrent assets

Marketable securities	13,782	17,988
Derivative financial instruments	63	1,714
Trade accounts receivables	36,887	32,899
Transactions with related parties	26,068	-

Total	234,197	185,838

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.   Financial risk management (Continued)

5.10           Hierarchy of fair value– (Continued)

	2014	2013
Consolidated - R$ thousand	Level 2	Level 2
Liabilities
Current liabilities
Trade account payable	8,158	7,777
Loans and financing	62,253	44,929
Derivative financial instruments	204	2,860
Payables for acquisitions	44,820	43,650

Noncurrent liabilities
Loans and financing	57,909	56,924
Derivative financial instruments	-	1,140
Transactions with related parties	33,019	-
Total	206,363	157,280

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

5.    Financial instruments (Continued)

c) Consolidated Financial Instruments by Categories

		June 30, 2014					June 30, 2013
Consolidated – thousands R$	Note	Loans and receivables	Available for sale	Designated at fair value through profit/loss	Total	Fair value	Loans and receivables	Available for sale	Designated at fair value through profit/loss	Total	Fair value
Assets
Current
Cash equivalents		71,498	-	-	71,498	71,498	62,954	-	-	62,954	62,954
Marketable securities	6.2	-	21,532	-	21,532	21,532	-	9,244	-	9,244	9,244
Trade accounts receivables	8	34,145	-	-	34,145	34,145	99,884	-	-	99,884	99,884
Receivable for sale of farm	8		-	30,855	30,865	30,865	-	-	31,218	31,218	31,218
Transactions with derivatives	7	-	-	18,255	18,255	18,255	-	-	17,081	17,081	17,081
										-	-
Noncurrent										-	-
Restricted marketable securities	12	13,782	-	-	13,782	13,782	17,988	-	-	17,988	17,988
Trade accounts receivables	8	566	-	-	566	566	830			830	830
Receivable for sale of farm	8		-	36,887	36,887	36,887		-	32,899	32,899	32,899
Operations with derivatives	7	63	-		63	63	-	-	1,714	1,714	1,714
Transactions with related parties	32	26,068	-		26,068	26,068
Total		146,122	21,532	85,997	253,661	253,661	181,656	9,244	82,912	273,812	273,812

		June 30, 2014				June 30, 2013
Consolidated – thousands R$	Note	Designated at fair value through profit/loss	Financial liabilities at amortized cost	Total	Fair Value	Designated at fair value through profit/loss	Financial liabilities at amortized cost	Total	Fair Value
Liabilities
Current
Trade accounts payables	18	-	8,158	8,158	8,158	-	7,777	7,777	7,777
Loans and financing	19	-	62,253	62,253	62,253	-	44,929	44,929	44,929
Operations with derivatives	7	204	-	204	204	2,860	-	2,860	2,860
Acquisitions payable	17		44,820	44,820	44,820		43,650	43,650	43,650

Noncurrent									-
Loans and financing	19	-	57,909	57,909	57,909	-	56,924	56,924	56,924
Operations with derivatives	7	-	-	-	-	1,140	-	1,140	1,140
Transactions with related parties	32		33,019	33,019	33,019	-	-	-	-
Total		204	206,159	206,363	206,363	4,000	153,280	157,280	157,280

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

6.    Cash and cash equivalents and marketable securities

6.1.    Cash and cash equivalents

		Company		Consolidated
	2014	2013	2014	2013
Cash and banks	14,245	7,192	15,247	12,740
Repurchase agreements	25,230	21,564	66,267	51,894
Bank deposit certificates	-	-	5,231	11,060
	39,475	28,756	86,745	75,694

           Time deposits and repurchase agreements held at June 30, 2014 and 2013 contractually require the banks to redeem the amount originally invested plus accrued interest through the date of redemption without any penalty, at any time without prior notice. This provision effectively results in on-demand deposits, despite having a final maturity date.

Amounts invested carry interest based on a percentage of CDI (Interbank Deposit Certificate rate, an interest rate for interbank deposits measured and disclosed daily by CETIP, an independent entity provide depository, custodian and trading services) which ranged between 91% and 101.5% of the daily CDI as of June 30, 2014 and between 99% and 103% as of June 30, 2013.

6.2     Marketable securities

		Company		Consolidated
	2014	2013	2014	2013

Exclusive fund shares - FIM GUARDIAN	28,842	27,124	-	-
Non-exclusive investment fund shares	-	-	21,532	9,244
	28,842	27,124	21,532	9,244

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

6.    Cash and cash equivalents and marketable securities (Continued)

6.2.    Marketable securities (Continued)

The Company’s exclusive investment fund (Banco Pactual – FIM Guardian fund) has the following financial instruments breakdown as at June 30, 2014:

	2014	2013
Margin deposits (a)	13,677	13,863
Fund shares - FIM GUARDIAN	21,532	9,244
Repurchase agreements	1,368	2,009
Time deposits	-	1,978
Derivatives	2,989	25
Other	5	5
TOTAL (b)	39,571	25,115

(a)  In Fim Guardian Fund, public securities amounting to R$ 13,677 refer to margin values in operations with derivatives. In the consolidated financial statements, it was reclassified to the operations with derivatives account, in current assets.

(b)  As of June 30, 2014, the amount of Fim Guardian Fund comprises R$28,842 owned by Brasilagro and R$10,729 by Jaborandi Ltda.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

7.    Operations with derivatives

			2014
				Company		Consolidated		Total	Volume / Position
Risk	Maturity	Outstanding derivative instruments	Counterparty	Receivable	Payable	Receivable	Payable	Net balance	Notional ('000)	Unit

Currency US$	July-14	BM&F	Banks	-	-	495	-	495	41,750	US$
Currency US$	July -14	NDF	Banks	-	-	1,933	-	1,933	(16,319)	US$
Currency US$	August-14	NDF	Banks	-	-	63	-	63	5,000	US$
Currency US$	March-15	NDF	Banks	-	-	435	-	435	(2,644)	US$
Currency US$	July -15	NDF	Banks	-	-	63	-	63	(2,280)	US$
Currency US$	July -14	Options	Banks	1,101	-	1,101	-	1,101	(16,204)	US$
		Current		1,101	-	4,027	-	4,027	11,583	US$
		Noncurrent		-	-	63	-	63	(2,280)	US$
		Total Risk with currency		1,101	-	4,090	-	4,090	9,303	US$
Commodities:
Soybean CBOT	April-15	Derivative Soybean (Future)	Trading Companies/Banks/CBOT	340	-	340	-	340	(90,714)	Bags
Soybean CBOT	June-15	Derivative Soybean (Future)	Trading Companies/Banks/CBOT	446	-	446	-	446	(90,714)	Bags
Corn CBOT	September-14	Derivative Corn(Future)	Trading Companies/Banks/CBOT	-	(204)	-	(204)	(204)	166,684	Bags
Corn BM&F	September -14	Derivative Corn BM&F	BM&F	22	-	22	-	22	(166,659)	Bags
		Current		808	(204)	808	(204)	604	(181,403)	Bags
		Noncurrent		-	-	-	-	-	-	Bags
		Total risk with commodities			(204)	808	(204)	604	(181,403)	Bags

		Total Risk		1,909	(204)	4,898	(204)	4,694	N,A,

		Margin deposit		(257)	-	13,420	-	13,420

			Current	1,652	(204)	18,255	(204)
			Noncurrent	-	-	63	-
			P&L from Derivatives (Note 28)	2,835	(3,712)	2,835	(8,418)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

7.    Operations with derivatives– (Continued)

				2013
				Company		Consolidated		Total	Volume/ position
Risk	Maturity	Outstanding derivative instruments	Counter party	Receivable	Payable	Receivable	Payable	Net balance	Notional	Unit
Currency US$	July -13	BM&F/NDF	Banks	-	(1,102)	2,290	(2,076)	214	27,375	US$
Currency US$	March-14	NDF	Banks	-	-	-	(784)	(784)	(5,288)	US$
Currency US$	June-14	NDF	Banks	-	-	110	-	110	983	US$
Currency US$	July -14	NDF	Banks	-	-	-	(508)	(508)	(12,137)	US$
Currency US$	July -14	Options	Banks	-	(632)		(632)	(632)	(12,394)

		Current		-	(1,102)	2,400	(2,860)	(460)	23,070	US$
		Noncurrent		-	(632)	-	(1,140)	(1,140)	(24,531)	US$
		Total Risk with currency		-	(1,734)	2,400	(4,000)	(1,600)	(1,461)	US$

Commodities:
Soybean CBOT	August-13	Derivative Soybean (Future)	Trading Companies/Banks/CBOT	12	-	12	-	12	(29)	Bags
Soybean CBOT	May-14	Derivative Soybean (Future)	Trading Companies/Banks/CBOT	598	-	598	-	598	(181)	Bags
Soybean CBOT	July -14	Derivative Soybean (Future)	Trading Companies/Banks/CBOT	1,058	-	1,058	-	1,058	(606)	Bags
Corn CBOT	July -14	Derivative Corn(Future)	Trading Companies/Banks/CBOT	254	-	254	-	254	(114)	Bags
Soybean CBOT	July -14	Options	Trading Companies/Banks/CBOT	402	-	402	-	402	(204)	Bags

		Current		610	-	610	-	610	(210)	Bags
		Noncurrent		1,714	-	1,714	-	1,714	(924)	Bags
		Total risk with commodities		2,324	-	2,324	-	2,324	(1,134)	Bags

			Total risks	2,324	(1,734)	4,724	(4,000)	724	N,A,

	Margin		Margin deposits	208	-	14,071	-	14,071	-

		Current		818	(1,102)	17,081	(2,860)
		Noncurrent		1,714	(632)	1,714	(1,140)
		P&L from Derivatives		18,051	(24,438)	16,043	(21,006)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

7.    Operations with derivatives—(Continued)

The Company uses derivative financial instruments as currency and forward contracts and forward commodities contracts to hedge against currency risk and commodities prices, respectively. The Company does not hold any cash flow derivative financial instruments contracts as at June 30, 2014 and 2013.

The margin deposits in operations with derivatives refer to the so-called margins by counterparties in operations with derivative instruments.

Due to the variation in the volume sold at June 30, 2014 and June 30, 2013, the 2013/2014 and 2014/2015 harvest volume for which commodities derivatives were contracted may vary, as indicated below:

13/14 harvest
06/30/2014		% of hedged production volume expected
		% minimum	% maximum
	Soybean	92.60%	92.60%
	Corn	54.60%	54.60%

14/15 harvest

06/30/2014		% of production volume expected
		% minimum	% maximum
	Soybean	5.30%	5.30%
	Corn	0.00%	0.00%

Derivatives are classified as current assets or liabilities. Fair values of hedging derivative financial instruments used are classified as noncurrent assets or liabilities if the remaining maturity of the hedged item exceeds 12 months, and as current assets or liabilities if the maturity of the hedged item does not exceed 12 months.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

8.    Trade accounts receivable

	Company		Consolidated
	2014	2013	2014	2013
Sale of sugarcane (b)	7,423	11,273	7,423	11,273
Sale of grains (c )	18,769	74,507	25,891	87,937
Lease	599	746	599	1,424
Sale of machinery	1,045	768	1,285	1,048
Sale of farms (d)	-	-	30,865	31,218
	27,836	87,294	66,063	132,900

Allowance for doubtful accounts (a)	(883)	(1,442)	(1,053)	(1,798)

Total current	26,953	85,852	65,010	131,102

Sale of machinery	566	830	566	830
Sale of farms (d)	-	-	36,887	32,899

Total noncurrent	566	830	37,453	33,729

(a) Changes in the allowance for doubtful accounts:

	Company	Consolidated
In 2013	1,442	1,798
Set-up of ADA	1,045	1,549
Write-off or reversal	(1,604)	(2,294)
In 2014	883	1,053

The estimated losses in allowance for doubtful accounts were recorded as selling expenses in the statement of operations. The allowance for doubtful accounts is set up by means of default analysis, individually by client, and the amounts included in the allowance are written-off when these amounts are no longer expected to be recovered.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

8.    Trade accounts receivable (Continued)

	Company		Consolidated
	2014	2013	2014	2013
Falling due:
Up to 30 days	17,730	79,522	43,248	92,237
31 to 90 days	6,252	35	9,090	87
91 to 180 days	534	-	534	3,977
181 to 360 days	1,644	4,081	11,275	32,166
Over 360 days	566	830	37,453	33,729

Past due:
Up to 30 days	783	2,153	853	2,517
31 to 90 days	10	-	10	119
91 to 180 days	-	195	-	149
181 to 360 days	-	1,308	140	1,648
Over 360 days	883	-	913	-

	28,402	88,124	103,516	166,629

(b)        Sale of sugarcane

The receivables refer to the sale of sugarcane to ETH Energia Renovável.

(c)     Sale of grains

  The receivables refer mainly to the sale of corn and soybean to Bunge, Amaggi and Multigrain.

(d)     Receivables for sale of farm

(i)     São Pedro Farm

       On September 28, 2011, the Company sold São Pedro Farm for R$28,974, corresponding to 580,000 sacks of soybean. On June 30, 2014, receivables amount to R$19,771, equivalent to 395,000 sacks of soybean.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

8.    Trade accounts receivable (Continued)

(d)   Receivables from sale of farm (Continued)

The resulting amount was discounted to present value using the average rate of 11.07% p.a. The amount recorded relating to present value adjustment for the year ended June 30, 2014 is R$ 2,737 (June 30, 2013 – R$ 842). The remaining balance, in the amount of R$7,815, corresponding to 185,000 sacks of soybean, shall be paid in two annual installments, falling due on March 31, 2015 and 2016.

ii)      Horizontina Farm

On October 10, 2012, the Company announced an agreement to sell Horizontina Farm for R$75,000. In June 2014, receivables amount to R$ 72,000. The remaining balance, in the amount of R$3,000, shall be paid upon fulfillment of certain conditions precedent. On June 30, 2013 the Company recorded gain on the sale of Horizontina farm in the amount of R$22,083. Up to June 30, 2013, the Company invested in the property the amount of R$15,168 (net of accumulated depreciation) for infrastructure improvements.

iii)     Araucária Farm (i)

On April 25, 2013, the Company sold 394 hectares of Araucária Farm for R$11,682, equivalent to 248,000 sacks of soybean, of which 310 hectares are suitable for cultivation purposes. On June 30, 2014, receivables amount to R$5,744, equivalent to 105,000 sacks of soybean. On June 30, 2014, the remaining balance is equivalent to 143,000 sacks of soybean and amounts to R$6,343, and shall be settled in four semi-annual installments, the last one against the grant of the deed, in August 2016. The Company recorded gain from the sale of Araucária farm in the amount of R$6,437.

iv)    Araucária Farm (ii)

On June 27, 2014, the Company sold 1,164 hectares of Araucária Farm for R$ 41,341, equivalent to 735,000 sacks of soybean, of which 913 hectares are suitable for cultivation purposes. After the sale, the area of Araucária Farm is 8,178 hectares, of which approximately 5,982 hectares are suitable for cultivation purposes. The amount of R$ 4,491 (equivalent to 75,000 sacks of soybean), as initial payment of the Acquisition Price, is receivable up to July 07, 2014. The second installment, in the amount of R$ 4,329 (equivalent to 75,000 sacks of soybean), falls due up to November 15, 2014. At June 30, 2014, the remaining balance amounts to R$ 24,788 (equivalent to 585,000 sacks of soybean) and shall be paid in three installments falling due on August 31,2015, 2016, 2017 and the last one against the grant of the deed, on August 31, 2018. The Company recorded gain on the sale of Araucária farm in the amount of R$ 21,845. Together with the sale agreement of Araucária farm, on July 8, 2014, the Company executed, between

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

8.    Trade accounts receivable (Continued)

(d)   Receivables for sale of farm (Continued)

the same parties, a loan for use agreement, whereby Brasilagro obtained temporary loan for use of the 913 hectares suitable for cultivation purposes. The purpose of the agreement is to allow Brasilagro to complete the planting and harvest of the sugarcane currently planted in the plots subject matter of the loan for use agreement, as the sugarcane was not acquired by the farm purchaser.

v)     Cremaq Farm

On May 10, 2013, the Company sold an area of 4,895 hectares of Cremaq farm, of which 3,201 are suitable for cultivation purposes, for R$42,104, equivalent to 901,481 sacks of soybean (359 sacks per hectare suitable for cultivation purposes). After the sale, the farm has a total area of 27,807 hectares, of which approximately 21,823 hectares are suitable for cultivation purposes. At June 30, 2014, receivables amount to R$30,345, equivalent to 504,829 sacks of soybean. At June 30, 2014 the remaining balance amounts to R$16,986 equivalent to 396,652 sacks of soybean and shall be received in two installments in June 2015 and 2016. At June 30, 2013, the Company recorded gain from the sale of Cremaq farm in the amount of R$26,295.

The remaining balances of São Pedro, Araucária and Cremaq farms were measured based on the soybean quote for future delivery, on the maturity of each installment (or based on brokers’ estimates and quotes where there is no soybean quote for  future delivery on specific maturity date), and based on the foreign Exchange rate of US dollars to reais for future delivery, also on the maturity date.

The breakdown of gain on sale of farms is as follows:

	2014	2013
Amount from sale of farm	33,737	122,713
Net book value of the farm	(11,892)	(67,898)

Gain on sale of farm	21,845	54,815

            Changes in accounts receivable are as follows:

Consolidated
At June 30, 2013	64,117
Set-up	33,737
Receivables	(35,255)
Restatement of nominal value	2,940
Realization PVA	2,213
At June 30, 2014	67,752

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

9.    Recoverable taxes

	Company		Consolidated
	2014	2013	2014	2013
Withholding income tax on short-term investments to be offset	2,991	4,260	3,142	4,447
Other taxes and contributions to be offset	503	354	607	3,208
Total current	3,494	4,614	3,749	7,655

	7,238	6,546	7,914	6,546

State value-added tax (ICMS) recoverable

ICMS recoverable on property, plant and equipment	239	430	239	430
Non-cumulative Pis and Cofins to be offset	7,608	8,462	10,437	8,462
Withholding income tax on short-term investments to be offset	10,819	10,015	11,259	10,298
Total noncurrent	25,904	25,453	29,849	25,736

At June 30, 2014, the balances of federal and state indirect taxes may be offset against the taxes payable for the operations, and the Company management may request authorization to the tax authorities to sell these tax credits to third parties and/or request the reimbursement of such taxes to the Government.

The Company has  Contribution Tax on Gross Revenue for Social Integration Program (PIS) and Contribution Tax on Gross Revenue for Social Security Financing (COFINS) cumulative credits linked to financial income and export for the period from 2008 to 2011, which were the subject matter of a reimbursement request to the RFB (Brazilian IRS), in the total amount of R$3,203. Of this amount, R$301 relating to subsidiary Jaborandi was approved on February 17, 2014, and deposited in the Company’s account in April 2014.

The Company filed with the Piauí State Department of Finance (Sefaz) a request with respect to the outstanding balance of ICMS in the amount of R$ 3,091 to be transferred to another establishment of another taxpayer in the same state, in order to pay for the purchase of inputs and assets. Sefaz has partially accepted the Company’s request, and approved R$581 related to these credits to “sale for export purposes” in which it may be transferred to third parties.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

10.  Inventories

	Company		Consolidated
	2014	2013	2014	2013

Soybean	19,775	7,899	19,927	10,454
Corn	6,734	3,703	9,551	3,803
Cotton	-	95	-	105
Other harvests	40	-	40	-

Agricultural products	26,549	11,697	29,518	14,362

Inputs	6,345	6,178	9,804	9,016

Advance to suppliers	751	3,742	888	5,427
	33,645	21,617	40,210	28,805

At June 30, 2014, the balance of provision for impairment of agricultural products after harvest is R$1,644 (R$24 at June 30, 2013), on account of the total realization of inventories of finished product.

Selling expenses - storage

The Company changed the accounting policy regarding accounting for storage expenses, previously capitalized in inventories, to selling expenses, when incurred.

The comparative year is not presented, since the amounts are not significant and do not impact the comparison of the financial statements.

11.   Biological assets

	Company		Consolidated
	Current	Noncurrent	Current	Noncurrent
	Grains	Sugarcane	Grains	Sugarcane
Balance in 2013	1,201	36,656	1,201	36,656

Expenditures with plantation	87,437	38,620	118,793	38,620
Fair value variation	(1,210)	(4,613)	(1,210)	(4,613)
Harvest of agricultural product	(86,007)	(39,461)	(117,363)	(39,461)

Balance in 2014	1,421	31,202	1,421	31,202

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

11.  Biological assets (Continued)

The expenditures with cultivation are substantially represented by expenditures incurred with the formation of harvests such as: seeds, fertilizers, pesticides, depreciation and manpower used in the crops.

	Company		Consoldated
	Gains and losses on agricultural products		Gains and losses on agricultural products
	2014	2013	2014	2013
Fair value of production	124,378	139,387	148,365	158,590
Cost of production	(120,478)	(149,530)	(141,450)	(171,643)
Changes in fair value of biological assets	(5,823)	13,503	(5,823)	15,342
Gains and losses on agricultural products	(1,923)	3,360	1,092	2,289

The period of plantation and harvest of biological assets is as follows:

Period from plantation to harvest
Unit	Location	Sugarcane	Soybean	Corn	Second crop corn	Rice	Cotton	Sorghum	Sesame	Chia seed	Pasture
Cremaq Farm	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08	N/A	N/A	N/A	N/A
Jatobá Farm	Bahia	N/A	25/10 to 30/05	25/10 to 30/06	N/A	Not Planted	25/11 to 30/08	N/A	N/A	N/A	N/A
Alto Taquari Farm	Mato Grosso	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Araucária Farm	Goiás	01/02 to 30/11	01/10 to 28/02	01/10 to 30/10	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Chaparral Farm	Bahia	N/A	01/11 to 30/05	25/10 to 05 /12	N/A	Not Planted	25/11 to 30/08	N/A	N/A	N/A	N/A
Nova Buriti Farm	Minas Gerais	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	N/A
Preferência Farm	Bahia	N/A	Not Planted / Harvested	N/A	N/A	Not Planted	N/A	N/A	N/A	N/A	Entire year
Partnership II	Piauí	N/A	25/10 to 30/05	25/11 to 30/06	01/02 to 30/08	15/12 to 15/05	30/11 to 30/08	N/A	N/A	N/A	N/A
Cresca	Paraguay	N/A	01/12 to 25/05	01/12 to 30/06	N/A	N/A	N/A	01/12 to 15/06	01/02 to 20/05	01/02 to 20/05	Entire year

12.  Restricted marketable securities

		Company		Consolidated
	Restatement index	2014	2013	2014	2013

Noncurrent
Banco do Nordeste (BNB)	CDI	2,037	1,860	13,782	17,988

		2,037	1,860	13,782	17,988

Securities in BNB refer to CDB pledged as guarantee to financing from Banco BNB, and should be held while the agreements remain effective. These mature in July 2019 and October 2021.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

13.  Investment properties – noncurrent

	Company
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties
At June 30, 2013
Opening balance	21,007	14,611	55,322	90,940	3,417	94,357
Acquisitions	-	833	10,517	11,350	4,651	16,001
Disposals	-	(669)	(14,388)	(15,057)	(2,235)	(17,292)
Transfers	-	4,551	-	4,551	(4,551)	-
(-) Depreciation / Amortization	-	(1,129)	(8,420)	(9,549)	-	(9,549)
Net book balance	21,007	18,197	43,031	82,235	1,282	83,517

At June 30, 2013
Total cost	21,007	20,913	71,782	113,702	1,282	114,984
Accumulated depreciation	-	(2,716)	(28,751)	(31,467)	-	(31,467)
Net book balance	21,007	18,197	43,031	82,235	1,282	83,517

At June 30, 2014
Opening balance	21,007	18,197	43,031	82,235	1,282	83,517
Acquisitions	-	155	8,319	8,474	4,329	12,803
Disposals	-	-	(2,094)	(2,094)	(4)	(2,098)
Transfers	-	1,862	627	2,489	(2,489)	-
(-) Depreciation / Amortization	-	(44)	(8,197)	(8,241)	-	(8,241)
Net book balance	21,007	20,170	41,686	82,863	3,118	85,981

At June 30, 2014
Total cost	21,007	22,930	78,634	122,571	3,118	125,689
Accumulated depreciation	-	(2,760)	(36,948)	(39,708)	-	(39,708)
Net book balance	21,007	20,170	41,686	82,863	3,118	85,981

						Consolidated
	Land – Farms	Buildings and improvements	Opening of area	Total in operation	Construction in progress	Total investment properties

At June 30, 2013
Opening balance	295,451	16,515	76,119	388,085	3,822	391,907
Acquisitions	213	943	18,247	19,403	5,554	24,957
Disposals	(47,540)	(669)	(14,388)	(62,597)	(2,235)	(64,832)
Transfers	-	5,859	-	5,859	(5,859)	-
(-) Depreciation / Amortization	-	(1,260)	(11,664)	(12,924)	-	(12,924)
Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

At June 30, 2013
Total cost	248,124	24,477	106,681	379,282	1,282	380,564
Accumulated depreciation	-	(3,089)	(38,367)	(41,456)	-	(41,456)
Net book balance	248,124	21,388	68,314	337,826	1,282	339,108

At June 30, 2014
Opening balance	248,124	21,388	68,314	337,826	1,282	339,108
Acquisitions	536	275	14,163	14,974	5,885	20,859
Disposals	(10,661)	-	(2,094)	(12,755)	(4)	(12,759)
Transfers	-	2,020	627	2,647	(2,647)	-
(-) Depreciation / Amortization	-	(45)	(12,360)	(12,405)	-	(12,405)
Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

At June 30, 2014
Total cost	237,999	26,772	119,377	384,148	4,516	388,664
Accumulated depreciation	-	(3,134)	(50,727)	(53,861)	-	(53,861)
Net book balance	237,999	23,638	68,650	330,287	4,516	334,803

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

Disposals for the year ended June 30, 2014 are due to:

(i)      Sale of Horizontina farm (Note 8), in the amount of R$1,440, related to the opening of areas in operation.

(ii)     Termination of the lease contract with Regalito farm, in the amount of R$360, related to the opening of area.

(iii)    Opening of area for the harvest of soybean in Preferência farm, in the amount of R$294.

(iv)   Sale of Araucária farm (Note 8), in the amount of R$ 10,660, related to the disposal of land.

      The investment properties evaluated at fair value are as follows:

Farm	State	2014 Hectares	2013 Hectares	Real estate agency	Acquisition	2014	2013

Jatobá	Bahia	31,606	31,606	Jaborandi S.A.	Mar/2007	314,436	227,688
Araucária	Goiás	9,682	9,288	Araucária Ltda.	Apr/2007	192,223	168,304
Alto Taquari	Mato Grosso	5,395	5,186	Mogno Ltda.	Aug/2007	101,764	107,296
Chaparral	Bahia	37,183	37,183	Cajueiro Ltda.	Nov/2007	275,382	196,536
Cremaq	Piauí	27,618	27,807	Cremaq Ltda.	Oct/2006	251,354	231,585
Preferência	Bahia	17,799	17,799	Cajueiro Ltda.	Sep/2008	50,585	39,648
Nova Buriti	Minas Gerais	24,211	24,247	Flamboyant Ltda.	Dec/2007	22,271	28,657
						1,208,015	999,714

The table below shows the historical cost of acquisition of land and later improvements, as regards to our agricultural properties, at June 30, 2014.

Farm	Location	Acquisition date	Total area	Acquisition at cost	Cost improvements at June 30, 2014	Farms and cost improvements at June 30, 2014
			(ha)	(R$ millions)
Cremaq	Baixa Grande do Ribeiro/PI	Oct / 06	27,807	35,9	28,9	64,8
Jatobá	Jaborandi/BA	Mar / 07	31,606	33,4	31,8	65,2
Alto Taquari	Alto Taquari/MT	Aug / 07	5,186	33,2	0,1	33,3
Araucária	Mineiros/GO	Apr / 07	8,124	56,2	1,3	57,5
Chaparral	Correntina/BA	Nov / 07	37,183	46,7	15,1	61,8
Nova Buriti	Januaria/MG	Dec / 07	24,247	21,6	0,4	21,9
Preferência	Barreiras/BA	Sept / 08	17,799	11	18,8	29,8

Total			151,952	238	96,4	334,3

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

14.  Investments – Company

	Thousands of shares or units of interest held by the Company		Interest in total capital - %		Total assets		Total liabilities		Adjusted equity		Profit (loss) for the year
	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013	2014	2013
Subsidiaries
Araucária	85,136	85,136	99.99	99.99	113,589	100,439	4,623	2,631	108,966	97,808	21,859	9,640
Cremaq	40,361	40,361	99.99	99.99	77,981	86,539	21,866	9,503	56,115	77,036	6,628	29,411
Engenho de Maracaju (e)	10	4,394	99.99	99.99	51	10,559	41	5,954	10	4,605	385	211
Imobiliária Jaborandi ( a )	35,980	33,909	99.99	99.99	41,449	39,301	1,829	3,636	39,620	35,665	1,883	1,079
Jaborandi Ltda ( b )	69,292	48,332	99.99	99.99	110,174	95,200	65,460	62,288	44,714	32,912	(9,150)	(7,924)
Cajueiro	58,984	58,984	99.99	99.99	61,450	61,830	470	535	60,980	61,295	1,562	2,311
Mogno ( c )	7,534	11,595	99.99	99.99	33,280	35,824	26,409	24,154	6,871	11,670	(739)	77
Ceibo ( d )	6,794	3,232	99.99	99.99	3,026	3,223	307	2,461	2,719	762	(1,604)	14,836
Flamboyant	787	787	99.99	99.99	646	653	34	3	612	650	(38)	(40)
Investment at cost
Green Ethanol LLC	4,376	4,376	40.65	40.65	-	-	-	-	-	-	-	-
Joint Venture
Cresca	-	-	50.00	-	95,145	-	54,600	-	40,545	-	(1,807)	-

(a); (b) and (d) - Capital increase without change in  total capital percentage;

(e) and (c) – Reduction of capital without change in  total capital percentage;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

14.  Investments – Company (Continued)

a)    Changes in investments

Year ended June 30, 2014

	Cremaq	Engenho	Imobiliária Jaborandi	Jaborandi Ltda	Araucária	Mogno	Cajueiro	Ceibo	Flamboyant	Green Ethanol (i)	Cresca (ii)	Total
Changes in balance at June 30, 2013	77,036	4,605	35,665	47,272	97,808	11,670	61,295	762	650	70	-	336,833

Acquisition of investment	-	-	-	-	-	-	-	-	-	-	39,875	39,875
Capital increase (reduction)	-	(4,384)	2,071	20,960	-	(4,060)	-	3,561	-	-	14,463	32,611
Dividend paid	(27,549)	(596)	-	-	(10,700)	-	(1,877)	-	-	-	-	(40,722)
Future capital contributions	-	-	139	(14,360)	-	-	-	-	-	-	-	(14,221)
Equity pick up	6,628	385	1,883	(9,159)	21,859	(739)	1,562	(1,604)	(38)	(17)	(687)	20,073
Effect from Conversion	-	-	-	-	-	-	-	-	-	-	(3,335)	(3,335)

Balance at June 30, 2014	56,115	10	39,758	44,713	108,967	6,871	60,980	2,719	612	53	50,316	371,114

Investments	56,115	10	39,619	44,713	108,967	6,871	60,980	2,719	612	53	50,316	370,975
Future capital contributions	-	-	139	-	-	-	-	-	-	-	-	139

At June 30, 2014	56,115	10	39,758	44,713	108,967	6,871	60,980	2,719	612	53	50,316	371,114

(i)   On December 17, 2013, the Company made a capital contribution in the amount of R$14,463 to Cresca S.A., so that Cresca exercised the call option of 35,000 hectares of land. The balance of investment in joint venture in Consolidated consists of R$50,316.

(ii)  Cresca equity is R$40,545, and Brasilagro interest is 50% R$20,272. In addition, the investment includes R$ 30,044 recognized at the date of purchase of interest (Note 14 d).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

14.  Investments - Company (Continued)

(i)       Purchase of interest in joint venture, debts and advisory service agreement with Cresca S.A.

              On December 12, 2013 the Company entered into an agreement with Cresud S.A. (“Cresud”), its controlling shareholder, for: (i)  the acquisition of 50% interest in Cresca S.A, (ii) assumption of Cresud credit with Cresca, and (iii) an advisory services  according to which Cresud agrees to render services to Cresca in exchange for payment of fees.

Cresca is a company that explores the agricultural activity and invests in cattle raising land. At the purchase date, it had approximately 81,000 hectares and the option to purchase approximately 61,000 additional hectares of agricultural land in the region of Mariscal Estigarribia in Paraguay. The purchase of 61,000 hectares shall occur according to the contractual terms upon the payment of the purchase price by Cresca when the land owner (the other Cresca’s investor) shall transfer the ownership of the land. The purchase of 30,500 hectares occurred on July 09, 2014 and the contractual terms establish up to December 09, 2014 for the purchase of the remaining 30,500 hectares.

The Company assessed and concluded that Cresca is a joint venture, since the decisions on relevant activities require the unanimous consent of the Company and of another shareholder owning the remaining 50% interest. The Company has no rights on the assets and liabilities of Cresca, but on its equity.

The investment in Cresca was recognized upon its purchase at December 12, 2013 and considering that P&L for the nineteen–day period ended December 31, 2013 is not material, the Company recognized the equity pick up of Cresca as from January 1, 2014.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

14.       Investments - Company (Continued)

(i)       Purchase of interest in joint venture, debts and advisory contract with Cresca S.A..  (Continued)

The purchase price allocation process initially carried out on estimated basis was finalized at June 30, 2014, within the 12 month period allowed by CPC 15/IFRS 3.

The table below presents the estimated fair value of Cresca assets and liabilities at the acquisition date, presenting both the estimated fair values and the final fair values.

	Final fair value - R$	Originally estimated fair value - R$
Assets
Current
Cash and cash equivalents	10	10
Accounts receivable, inventories and other receivables	7,082	7,439
Bargain contract of purchase of land	34,705	11,183

Noncurrent
Investment properties	92,905	91,589
Other noncurrent	4,197	4,346

Liabilities
Current, including trade payables, taxes and loans	5,839	9,119
Noncurrent, including taxes and loans	53,310	49,434
Total net assets	79,750	56,014
Company’s interest in Cresca	50%	50%
Company’s interest in net assets at estimated fair value	39,875	28,007

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

14.  Investments – Company (Continued )

(i)       Purchase of interest in joint venture, debts and advisory contract with Cresca S.A..  (Continued)

The table below presents the amount of consideration including contingent consideration and resulting gain from bargain purchase both at the originally estimated and the final amounts.

	Re-estimate (in thousands of R$)	Original estimate (in thousands of R$)

Price paid in cash	8,592	8,592
Portion to be paid, adjusted to present value (a)	11,546	11,546
Portion of contingent consideration at the fair value (b)	1,079	350
Total counterpart	21,217	20,488
Gain for advantageous purchase	18,658	7,519
Investments	39,875	28,007

(a)  Denominated in US$ with interest rate of 7% p.a. and maturity at 12/12/2014

(2) Should Cresca sell up to 12/12/2014 24,000 hectares of land not developed, the Company shall pay Cresud 25% of the excess of the selling price per hectare in relation to a price per hectare contractually established.

    The Company’s interest in the joint venture was measured at the fair value of the assets acquired and liabilities assumed at the acquisition date, proportional to the Company’s interest in the joint venture. The option for measurement at fair value is because Cresca acquisition is in line with the strategy of expansion and development of border land and international expansion, in addition to benefits to be received as compensation for the rendering of advisory services in the development of real estate owned by Cresca, which generates potential regular flow of resources and opportunity to perform, in foreign land, activities which are in the expertise field of the Company.

Since the consideration paid was lower than the Company’s interest in the fair value of assets and liabilities for bargain purchase of R$18,658 of Cresca, a gain in the amount was recognized, recorded in equity for it represents a transaction with controlling shareholder.

       Deferred income tax liability of R$6,344 was not recognized on the gain for  bargain purchase in the amount of R$18,658, considering that it shall be reverted only upon the sale of interest in Cresca, decision which is under the Company’s control; the Company has no plans of selling such interest in the foreseeable future.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

14.       Investments – Company (Continued)

(i)       Purchase of interest in joint venture, debts and advisory contract with Cresca S.A. (Continued)

The estimated fair value of R$21,852 related to the purchase of credits of Cresud from Cresca was recorded as Transactions with Related Parties. The premium on the purchase in relation to the book value of the debt in the amount of R$1,050 shall be recognized in P&L as a reduction in revenue from interest, based on the effective interest rate during the contractual term of receivables.

The acquisition of the advisory service agreement from Cresud, in the amount of R$2,916, was recorded as Intangible assets at the acquisition cost, as mentioned in Note 2.4.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

14.       Investments – Company (Continued)

c)      Interest in Joint Venture

We present below the main financial information of Cresca Joint Venture at June 30, 2014 and P&L for the six month period then ended.

June 30, 2014
Re-estimated fair value - R$
Assets
Current
Cash and cash equivalents	862
Accounts receivable, inventories and other receivables	8,216
Bargain contract of purchase of land	32,752
Noncurrent
Investment properties	118,688
Other noncurrent	2,073
Total assets	162,591

Liabilities
Current
Financial liabilities	5,455
Salaries and payroll charges	147

Noncurrent
Financial liabilities	51,116
Deferred tax	5,632
Total liabilities	62,350

Total net assets	100,241
Company’s interest in Cresca	50%
Company’s interest in assets and liabilities at estimated fair value	50,121
Amortization of fair value adjustment at the purchase date (shareholders’ loans)	195
Company’s interest in net assets at estimated fair value	50,316

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

14.       Investments – Company (Continued)

c)      Interest in Joint Venture (Continued)

January 1 to June 30, 2014
Revenue	10,834
Cost of products sold (*)	(6,423)

Administrative expenses (*)	(2,204)
Financial income (expenses)	(2,043)
Income before taxes on profit	164
Income and social contribution taxes	(1,927)
Profit (loss) for the year of current transactions	(1,763)
Group’s proportional interest	(882)
Amortization of fair value adjustment at the purchase date (shareholders’ loans)	195
Equity pick-up	(687)

(*) Depreciation for the six month period ended June 30, 2014 is R$358.

As previously described, Cresca agreed to purchase 61,000 hectares representing maximum contractual payments of approximately US$ 21,350, to be paid up to December 9, 2014. There are no significant contingencies of Cresca. Brasilagro agreed to carry out capital transfers in cash for 50% of the amounts above, which shall be due by Cresca upon the purchase of land.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

15.  Intangible assets

	Company and Consolidated
	Software
	In operation	In progress	Contracts	Total

At June 30, 2013
Opening balance	2,607	134	-	2,741
Acquisitions	316	379	-	695
Disposals	(1)	-	-	(1)
Transfers	464	(464)	-	-
Amortization for the year	(865)	-	-	(865)
At June 30, 2013	2,521	49	-	2,570

At June 30, 2013
Total cost	4,882	49	-	4,931
Accumulated amortization	(2,361)	-	-	(2,361)
Net book balance	2,521	49	-	2,570

At June 30, 2014
Opening balance	2,521	49	-	2,570
Acquisitions	44	578	2,916	3,538
Disposals	(10)	-	-	(10)
Transfers	627	(627)	-	-
Amortization for the year	(969)	-	(163)	(1,132)
At June 30, 2014	2,213	-	2,753	4,966

At June 30, 2014
Total cost	5,543	-	2,916	8,459
Accumulated amortization	(3,330)	-	(163)	(3,493)
Net book balance	2,213	-	2,753	4,966

On December 12, 2013, the Company executed with its controlling shareholder Cresud the purchase of rights to render advisory services in the forestry agricultural exploration in the amount of R$2,916. At December 17, 2013, the amount of R$697 was paid and the remaining balance shall be paid on December 12, 2014. This service shall be rendered to the joint venture - Cresca S.A.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

16.  Property, plant and equipment

	Company
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in Operation	Construction in progress	Total PPE

At June 30, 2013
Opening balance	164	2,312	11,408	626	14,510	-	14,510
Acquisitions	-	414	1,967	173	2,554	-	2,554
Transfers	-	(89)	(1,464)	(10)	(1,563)	-	(1,563)
Disposals	-	-	-	-	-	-	-
Depreciation	(127)	(411)	(607)	(91)	(1,236)	-	(1,236)
Net book balance	37	2,226	11,304	698	14,265	-	14,265

At June 30, 2013
Total cost	714	3,639	17,754	979	23,086	-	23,086
Accumulated depreciation	(677)	(1,413)	(6,450)	(281)	(8,821)	-	(8,821)
Net book balance	37	2,226	11,304	698	14,265	-	14,265

At June 30, 2014
Opening balance	37	2,226	11,304	698	14,265	-	14,265
Acquisitions	-	690	624	188	1,502	38	1,540
Disposals	-	(40)	(746)	(32)	(818)	-	(818)
Transfers	38	-	-	-	38	(38)	-
Depreciation	(39)	(438)	(1,648)	(108)	(2,233)	-	(2,233)
Net book balance	36	2,438	9,534	746	12,754	-	12,754

At June 30, 2014
Total cost	752	4,289	17,632	1,135	23,808	-	23,808
Accumulated depreciation	(716)	(1,851)	(8,098)	(389)	(11,054)	-	(11,054)
Net book balance	36	2,438	9,534	746	12,754	-	12,754

Annual depreciation rates (weighted average) - %	18	11	18	10

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

16.  Property, plant and equipment (Continued)

	Consolidated
	Buildings and improvements	Equipment and facilities	Vehicles and agricultural machinery	Furniture and fixture	Total in Operation	Construction in progress	Total PPE

At June 30, 2013
Opening balance	164	2,612	12,185	669	15,630	-	15,630
Acquisitions	-	472	2,005	211	2,688	-	2,688
Disposals	-	(102)	(1,948)	(10)	(2,060)	-	(2,060)
Transfers	-	-	-	-	-	-	-
Depreciation	(127)	(459)	(721)	(100)	(1,407)	-	(1,407)
Net book balance	37	2,523	11,521	770	14,851	-	14,851

At June 30, 2013
Total cost	714	4,111	18,690	1,082	24,597	-	24,597
Accumulated depreciation	(677)	(1,588)	(7,169)	(312)	(9,746)	-	(9,746)
Net book balance	37	2,523	11,521	770	14,851	-	14,851

At June 30, 2014
Opening balance	37	2,523	11,521	770	14,851	-	14,851
Acquisitions	-	723	831	199	1,753	38	1,791
Disposals	-	(42)	(746)	(32)	(820)	-	(820)
Transfers	38	-	-	-	38	(38)	-
Depreciation	(39)	(487)	(1,636)	(118)	(2,280)	-	(2,280)
Net book balance	36	2,717	9,970	819	13,542	-	13,542

At June 30, 2014
Total cost	752	4,792	18,775	1,249	25,568	-	25,568
Accumulated depreciation	(716)	(2,075)	(8,805)	(430)	(12,026)	-	(12,026)
Net book balance	36	2,717	9,970	819	13,542	-	13,542

Annual depreciation rates (weighted average) - %	18	11	18	10

The Company has two farms in guarantee, according to Note 19.

The Company’s management reviewed the net book value and the estimated useful lives of vehicles and agricultural machinery, according to Market value evaluation conducted through surveys carried out by the Company, also taking into consideration the conditions of use of this equipment, and concluded that there is no indication of impairment loss for the year ended June 30, 2014.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

17.  Payable for farm acquisitions

	Company		Consolidated
	2014	2013	2014	2013
Jatobá Farm	-	-	-	2,163
Alto Taquari Farm	-	-	26,060	23,841
Nova Buriti Farm	18,760	17,646	18,760	17,646
	18,760	17,646	44,820	43,650

The balances are monetarily restated as follows: (i) Alto Taquari  Farm- 100% of Interbank Deposit Certificate ("CDI") and (ii)  Nova Buriti Farm - General Market Price Index (IGP-M).

The payments related to the purchase of farms are linked to the fulfillment of certain conditions precedent by the sellers for the obtaining of licenses. The amounts are restated at market rates.

18. Trade accounts payables

       The outstanding balances correspond to payables for the purchase of inputs and services used for the planting and development of crops in the amount of R$4,857 (R$5,738 in 2013), in Company, and R$6,908 (R$6,890 in 2013), in Consolidated, and lease transactions of farms with third parties in the amount of R$1,250 (R$ 887 in 2013), in Company, and R$1,250 (R$ 887 in 2013), in Consolidated.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

19.  Loans and financing

			Company		Consolidated
	Maturity	Annual interest and charges - %	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Current
Financing for Agricultural Costs - BNB and Itaú	Jul-14	7.23 and 10.69	30,216	19,910	44,712	31,403
Financing Cremaq and Jaborandi Project - BNB	Oct-14	7.23	7,661	3,325	12,742	7,845
Financing of Machinery and Equipment - FINAME	Mar-15	5.50 to 8.70	1,814	2,164	1,814	2,164
Financing of sugarcane – Itaú	Oct-14	TJLP + 3.00 to 3.10	2,985	3,517	2,985	3,517
			42,676	28,916	62,253	44,929

Noncurrent
Financing of crop – Itaú	Jul-15	TJLP + 3.00 to 3.10	1,610	4,287	1,610	4,287
Financing of Machinery and Equipment - FINAME	Nov-16	5.50 to 8.70	1,056	2,769	1,056	2,769
Financing Cremaq and Jaborandi Project - BNB	Oct-21	7.23 and SELIC/TJLP + 4.45	19,482	25,390	55,243	49,868
			22,148	32,446	57,909	56,924

			64,824	61,362	120,162	101,853

Key:

TJLP – Long Term Interest Rate

FINAME – Financing of Machinery and Equipment (BNDES)

BNB – Banco do Nordeste

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

19.  Loans and financing (Continued)

At June 30, 2014, amounts due by maturity are as follows:

	Company	Consolidated

1 year	42,676	62,253
2 years	7,114	13,859
3 years	3,496	11,107
4 years	1,131	8,481
5 years	3,285	9,951
Above 5 years	7,122	14,511
	64,824	120,162

At June 30, 2014, the balance of accrued interest for the period related to the loans and financing contracts amounted to R$4,542 and R$3,568, classified under current and noncurrent liabilities, respectively.

All loans and financing contracts above are in reais and have specific terms and conditions defined in the respective contracts with the governmental development agencies that directly or indirectly grant those loans. At June 30, 2014 and 2013 the Company’s financing had no financial covenants, only operational ones, under which the Company is not in default.

Operational covenants

At the date of presentation of the financial statements, as of June 30, 2014 and 2013, the Company did not fail to fulfill the operational covenants set forth in loan agreements.

The main covenants are as follows:

•         Fail to fulfill any obligation established in the credit instruments executed with the BANK;

•         Suspend its activities for more than thirty days;

•         Be prevented, according to the Brazilian Central Bank regulation, from participating in credit operations, including as joint-liable;

•         Not to reinforce the credits guarantees immediately after notice from the  BANK in this sense, if any fact determining the decrease or depreciation of such guarantees occurs;

•         request corporate restructuring, or declare its bankruptcy, or request liquidation or intervention, as well as replace any member of its management by another who, at the BANK’S discretion, is not recommendable for the position;

•         save, sell, lease, grant, transfer in any manner on behalf of third parties, or remove the assets backing the credits, under any argument and to wherever it is;

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

19.  Loans and financing (Continued)

Loans raised

The Company took out a surety letter from Banco Itaú, in the amount of R$1,135, provided as guarantee for the rental of the São Paulo office with maturity on July 31, 2014.

On July 22, 2013, Jaborandi Ltda. took out a R$16,993 loan from Banco do Nordeste to finance the cost of crop, with the first amount released on September 2, 2013, amounting to R$13,686, at an interest rate of 7.23% with maturity on July 29, 2014.

On July 29, 2013, the Company took out a R$32,397 loan from Banco do Nordeste to finance the cost of crop, with the first amount released on October 4, 2013, amounting to R$9,880, at an interest rate of 10.69%, and R$16,034, at an interest rate of 7.23%. The second tranche of R$ 2,622 was released on February 6, 2014 at an interest rate of 7.23%. All of them maturing on July 29, 2014.

On October 1, 2013, Jaborandi Agrícola Ltda. took out a R$29,633 loan from BNDES, FINEM financing for the opening of area at Jatobá farm, with the first portion of R$ 14,500 released on February 11, 2014 with interest rate varying between SELIC and TJLP + 4.45%, maturing on October 15, 2020.

Payment of loans and financing

On July 22, 2013, the Company settled the financing contract entered into with Banco do Nordeste - BNB to finance the cost of crops of Jatobá farm in the amount of R$11,547. On September 20, 2013, the Company paid the financing contract from Banco Itaú in the amount of R$1,669. On September 30, 2013 the Company paid R$427 related to the financing of machinery, R$2,081 related to the finance of cost of crops/sugarcane, R$4,735 related to the financing for opening of Jatobá farm.

On October 15, 2013, the amount of  R$1,515 related to the portion of two contracts for Financing of Sugarcane Crops was paid to Banco Itaú. In the quarter, the amount of R$342 related to the Financing of Machinery was paid to Banks HSBC, Itaú and Votorantim.

On October 3, 2013, the Company settled the financing contract (FNE) entered into with Banco do Nordeste - BNB to finance the cost of crops in the amount of R$7,904. On October 28, 2013, the Company paid to Banco do Nordeste the portion of financing of Property, plant and equipment in the amount of R$3,080. On November 25, 2013 the Company settled the financing contract entered into with Banco Itaú to finance the crops of soybean in the amount of R$10,875.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

19.  Loans and financing -- Continued

In the period corresponding to the third quarter of 2014, the Company paid financing of machinery to Banks Itaú, HSBC and Votorantim in the amount of R$1,200.

On May 31, 2014, the Company paid to Banco Itaú the first installment of the financing for planting of sugarcane in the amount of R$ 361. On April 15, 2014, the interest for the FINEM financing from BNDES was paid in the amount of R$ 240. In the period corresponding to the third quarter of 2014, the Company paid financing of machinery to Banks Itaú, HSBC and Votorantim in the amount of R$345.

Changes in loans and financing

Consolidated

At June 30, 2013	101,853
Loans raised	56,723
Payment of principal	(44,100)
Payment of interest	(2,224)
Interest	7,910
At June 30, 2014	120,162

Guarantees

The financing of cost of crop for the 13-14 harvest and the current harvest are guaranteed by Jatobá  farm mortgage (Jaborandi - BA) and the financing for the opening of area and financing respectively of Cremaq and Jaborandi farms from BNB and the mortgage of areas of Cremaq farm.

BNB financing require the maintenance of deposits in liquidity funds in accounts remunerated by CDI. The balances at March 31, 2014 and 2013 are disclosed in Note 12.

For FINAME contracts, the financed machinery and equipment were provided as collateral. These are all held as chattel  mortgage until the final settlement of contracts.

FINEM-BNDES financing for opening of Jatobá farm is guaranteed by the mortgage of Preferência farm.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

20.  Taxes payable

	Company		Consolidated
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Service tax (ISS) payable	77	109	91	141
INSS/PIS/COFINS withheld	73	126	83	131
ICMS payable	-	36	-	36
Funrural payable	115	388	127	417
Pis and Cofins payable	-	-	664	18
IRRF payable	7	7	9	8
IRPJ and CSLL payable profit computed as a percentage of revenue	-	-	5,527	1,555
Total current	272	666	6,501	2,306

IRPJ and CSLL payable profit computed as a percentage of revenue	-	-	2,482	5,812
Total noncurrent	-	-	2,482	5,812

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

21.  Contracts in valuable consideration

The Company recorded provision for contracts in valuable consideration of soybean sale. At June 30, 2014, the Company recorded the fixed prices lower than the cost amounts at the balance sheet date, in the amount of R$579.

22.  Deferred taxes

Deferred income and social contribution tax assets and liabilities are offset when there is a legal right to offset the current tax credits against current tax liabilities, and provided that they refer to the same tax authority and the same legal entity.

The fiscal year for income tax and social contribution calculation purposes is the calendar year, which differs from the Company financial year for statutory purposes, which ends June 30 of each year.

Changes in deferred income and social contribution tax assets and liabilities for the periods ended  June 30, 2014 and June 30, 2013, without taking into consideration offsetting of balances in the same tax jurisdiction, are as follows:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

22.       Deferred taxes (Continued)

	Company		Consolidated
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Assets
Noncurrent
Tax losses	39,745	25,858	54,445	36,655
Hedge, contingency, bonus and ADA	7,988	9,010	10,324	10,286
Contracts in valuable consideration	197	-	197	-
Difference in cost of farms	170	171	170	170
	48,100	35,039	65,136	47,111
Liabilities
Noncurrent
Biological assets	3,438	4,277	2,889	3,676
Hedge	580	201	580	201
Provision of net book value of PPE assets	1,675	851	1,782	851
Accelerated depreciation of assets for rural activity	14,916	15,907	16,331	17,167
	20,609	21,236	21,582	21,895

Balance	27,491	13,803	43,554	25,216

Net balance	27,491	13,803	43,554	25,216

    The net changes in deferred income and social contribution taxes are as follows:

	2014
	Company	Consolidated
At June 30, 2013	13,803	25,216
Tax loss	13,887	17,790
Adjustments - biological assets and agricultural products	839	787
Hedge, contingency, bonus and ADA	(2,226)	(1,272)
Provision for realization of deferred tax assets (a)	-	-
Contracts in valuable consideration	197	197
Accelerated depreciation	991	836

At June 30, 2014	27,491	43,554

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

22.       Deferred taxes (Continued)

   The estimated periods of realization of deferred tax assets are as follow:

	June 30, 2014
	Company	Consolidated
2015	10,651	14,532
2016	6,223	10,567
2017	7,722	15,153
2018	7,420	8,800
2019	8,744	8,744
2020	7,340	7,340
2021	-	-
	48,100	65,136

Deferred tax assets on income and social contribution tax losses from prior years, with no statute of limitation and whose offsetting is 100% of annual taxable profit for agricultural activities, limited to 30% of annual taxable profit for other activities, are recognized in books, to the extent it is probable that future taxable profit will be available for use upon the effective payment and/or realization of the abovementioned additions/exclusions of temporary differences, when they shall be deductible/taxable in the calculation of taxable profit, based on assumptions and conditions established in the Company’s business model.

The book value of deferred tax asset is periodically reviewed and the projections are annually reviewed. In the event of significant factors that may change the projections, these are reviewed during the year by the  Company.

Provisional Executive Order No. 627/13 converted into Law

In November 2013, Provisional Executive Order No. 627 was issued, establishing the non-levy of taxation on profits and dividend calculated based on P&L assessed from January 1, 2008 to December 31, 2013, by legal entities taxed on taxable profit, profit computed as a percentage of revenue, or profit determined by authorities, effectively paid up to the date of publication of the mentioned Provisional Executive Order, at amounts exceeding those assessed in compliance with accounting methods and criteria effective as of December 31, 2007, provided that the company which has paid the profits or dividend opted for the early adoption of the new tax regime as from 2014.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

22.       Deferred taxes (Continued)

In May 2014, this Provisional Executive Order was converted into Law No. 12973, with amendments to some provisions, including the treatment of dividend, of interest on equity and of investments evaluation by the equity value. Differently from what was established in the Provisional Executive Order, Law No. 12973 established the non-levy of taxation, on an unconditional basis, for profits and dividend calculated based on P&L assessed from January 1, 2008 to December 31, 2013

The Company prepared studies on the effects which might result from the provisions of Law No. 12973, and concluded that there are no significant effects on its financial statements at June 30, 2014 and December 31, 2013, and is assessing whether it shall opt or not for the early adoption of its effects, which shall be expressed in the Federal Tax Debt and Credit Return (DCTF) related to the triggering events occurred in the month to be determined by the Brazilian IRS (SRFB).

23.  Capital

a)    Capital (number of shares)

	Quantity of shares
Shareholder	June 30, 2014	June 30, 2013

Cresud S.A.C.I.F.Y.A.	23,150,050	23,160,450
Elie Horn	-	3,274,600
	23,150,050	26,435,050

Board of Directors	6,840,300	7,848,100
Executive Board	500	500
Officers	6,840,800	7,848,600

Treasury	195,800	-

Other	28,235,750	24,138,750

Total shares of paid up capital	58,422,400	58,422,400

Total outstanding shares	28,235,750	24,138,750

Outstanding shares as percentage of total shares(%)	48	41

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

23.  Capital (Continued)

a)    Capital (number of shares) (Continued)

At June 30, 2014 and 2013, the Company’s authorized and paid up capital amounted to R$584,224. The Company is authorized to increase its capital, regardless of the statutory reform, up to the limit of R$3,000,000, upon Board of Directors resolution.

b)        Subscription warrants

On March 15, 2006, the Board of Directors approved the issue of 512,000 shares subscription warrants, 256,000 of which for first issue, and 256,000 of which for second issue, which were delivered to the founder shareholders, in proportion to their interest in the Company’s capital at the date of issue of the subscription warrant. Each issue of subscription warrant grants their holders the right to subscribe shares issued by the Company, in an amount equivalent to 20% of its capital after the increase arising from the full exercise of the subscription warrant of each issue.

Subscription warrants of the 1st issue grant their holders, as from the dates on which they become exercisable, the right to subscribe the shares issued by the Company through the payment of the price per share used in the initial public offering, subject to certain restatement and adjustment rules. The subscription warrants of the 1st. issue were issued in three series, which differ solely as to the date on which the right to subscribe the shares granted by them start.

The subscription warrants of the 1st issue/1st. series may be exercised as from the closing of the 12th month as from the issue date and have as object a total of 85,336  subscription warrants. The subscription warrants of  the 1st. issue/2nd. series may be exercised as from the closing of the 24th month as from the issue and have as object a total of 85,332  subscription warrants. The subscription warrants of the 1st. issue/3rd. series may be exercised as from the closing of the 36th month as from the issue and have as object a total of 85,332 subscription warrants.

Exceptionally, the subscription warrants of the 1st. issue may be exercised by their holders in the event of transfer of the Company’s control or acquisition of material participation, as defined in the terms of the corporate documents that decided on the issue of the subscription warrants. Each set of 1,000 subscription warrants of 1st. issue grants the right to subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

23.  Capital (Continued)

b)    Subscription warrants (Continued)

The subscription warrants of the 2nd. issue grant the holders the right to subscribe shares issued by the Company for up to 15 years, from the date of publication of the announcement of closing of the initial public offering of shares and solely in the events of transfer or acquisition of material shareholding control in the Company, as defined in the terms of the corporate document that decided on the issue of the subscription warrants. In such events, public offerings for acquisition of all the outstanding shares of the Company shall be presented. For the subscription of shares object of the subscription warrants of 2nd. issue, their holders shall be required to pay the same price per share used in the abovementioned public offerings of acquisition of the Company’s shares. Each set of 1,000 subscription warrants of 2nd. issue grants the right to the subscription of 1 (one) share issued by the Company upon its attribution (100 shares after the split approved in October 2007).

The number of shares to be subscribed according to the subscription warrants shall be adjusted in case of split or reverse split of shares.

The detailed information of the first issue market value of these subscription warrants is shown in the table below:

	First issue
Brasilagro	June 30, 2014	June 30, 2013

Price of share – R$	9.60	11.07
Issue date (day/month/year)	28/4/2006	28/4/2006
Maturity (day/month/year)	27/4/2021	27/4/2021
Exercise price at year end - R$/share	15.36	14.42
Number of outstanding shares	58,422	58,422

Percentage of capital shares subject to conversion (percentage of new capital) - %	20	20
To be converted for the year	14,606	14,606
Number of outstanding subscription warrants	256,000	256,000

The outstanding subscription warrants of second issue at June 30, 2014 and June 30, 2013 are 256,000, and there were no changes in the number of outstanding subscription warrants for the years ended June 30, 2014 and 2013. The subscription warrants of second issue grant their holders the right to subscribe shares issued by the Company, in the amount equivalent to 20% of its capital, after the increase arising from the full exercise of the subscription warrants of second issue.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

23.  Capital (Continued)

b.1) First issue

Since the subscription warrants of first tranche are recorded under IFRS 2 and may be fully exercised since March 15, 2009, which precedes the transition date to IFRS, i.e., July 1, 2009, and the Company has not disclosed the fair value of the subscription warrants on their assessment date, the subscription warrants are not recorded in the financial statements.

b.2) Second issue

Management believes that the subscription warrants of second issue (which may only be exercised if the control is transferred or if significant interest is acquired) have no significant fair value in any of the periods presented, because the exercise price shall be equivalent to the price per share used in the public offering for acquisition of shares formulated on account of obtaining the control or acquiring significant interest in the Company.

c)    Stock option plan

The information on the stock option plan and issuance of new grants are described in Note 27.

d)    Gain on acquisition with bargain purchase – Cresca

On December 12, 2013, the Company acquired interest in a joint venture (Note 14) and the P&L was recognized as negative goodwill in equity in the amount of R$18,658 for being a transaction with shareholder.

e)    Legal reserve and retained profits reserve

Pursuant to article 193 of Law No. 6404/76, 5% (five per cent) of the Company’s net income computed at the end of each year must, before any other allocation, be invested in the set-up of a legal reserve, which shall not exceed 20% (twenty per cent) of capital.

The Company is allowed not to set up the legal reserve for the financial year in which the reserve balance, plus the amount of capital reserve addressed in item 1, of article 182, of Law No. 6404/76, exceeds 30% (thirty per cent) of capital. The legal reserve aims at assuring the integrity of the Company’s capital and may only be used to offset loss and increase capital.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

23.  Capital (Continued)

e) Legal reserve and retained profits reserve (Continued)

According to article 36, item (c), of the Company’s articles of incorporation and article 196 of Law No. 6404/76, the Company may allocate the remaining portion of adjusted net income for the year ended, to reserve for investment and expansion.

The balance of the retained profits reserve, except for the reserves of unrealized profit and reserves for contingencies, may not exceed the amount of capital. Once this maximum limit is reached, the General Meeting may resolve on the investment of the exceeding portion in the payment, increase of capital or in dividend distribution.

f)     Dividend

     Pursuant to article 36, of the Company’s article of incorporation, the profit accrued for the year shall be allocated as follows: (a) 5% (five per cent) of net income for the set-up of legal reserve, up to the limit of 20% (twenty per cent) of capital ; (b) 75% (twenty five per cent) of the adjusted net income, after the deduction of item (a) above, shall be allocated to the payment of mandatory dividend and (iii) 25% (twenty five per cent) of the adjusted net income, after the deduction of item (b) above, shall be allocated to the reserve for investment and expansion.

On October 29, 2013, the Board of Directors approved total payment of dividend for the year ended June 30, 2013 in the amount of R$5,883, paid on January 10, 2014.

g)    Equity adjustment

Refers to goodwill in the amount of R$4,653 and R$1,132 arising from the purchase of interest of investments in the subsidiaries Jaborandi S.A. and Jaborandi Ltda, recorded in equity as “Equity adjustment”.

     At June 30, 2014, R$3,335 was recorded relating to the effects of variation of the foreign exchange rate resulting from the translation of Cresca’s financial statements.

h)    Treasury shares

	Number of shares	Cost/R$	Market value
At June 30, 2014	195,800	1,934	1,880

This reserve represents the equity component of common shares.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

23. Capital (Continued)

h) Treasury shares (Continued)

On September 2, 2013, the Company approved the repurchase program of common shares issued up to the limit of 3,511,130 common shares, not exceeding the balance of profits reserve available, included in the Company’s balance sheet at June 30, 2013. During the year ended June 30, 2014, Brasilagro acquired 195,800 common shares issued, which accounts for 0.34% of outstanding shares, excluding the controlling shareholders.

24.  Segment information

The segment information is based on information used by Brasilagro management to assess the performance of the operating segments, as well as making decisions related to the investment of funds. The Company has 3 segments: (i) grains, (ii) sugarcane and (iii) real estate. The operating assets related to these segments are located only in Brazil.

The Grains segments main activity is the production and sale of the following products: soybean and corn.

The Sugarcane segment includes the sale of the product in natura.

The Real Estate segment presents the P&L from operations carried out in the Company’s subsidiaries.

The selected P&L and assets information by segment, which were measured in accordance with the same accounting practices used in the preparation of the financial statements, are as follows:

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

24.  Segment information (Continued)

	June 30, 2014						June 30, 2013
			Agricultural activity						Agricultural activity
	Total	Real estate	Grains	Sugarcane	Other	Not allocated	Total	Real estate	Grains	Sugarcane	Other	Not allocated
Net revenue	131,314	-	91,645	38,235	1,434	-	185,647	-	123,237	61,022	1,388	-
Gain on sale of farm	21,845	21,845	-	-	-	-	54,815	54,815	-	-	-	-
Changes in fair value of biological assets and agricultural products	1,092	-	2,059	(719)	(248)	-	2,289	-	(22,681)	25,060	(90)	-
(Impairment) Reversal of impairment of net realizable value of agricultural products after harvest	(2,043)	-	(2,040)	-	(3)	-	1,659	-	1,659	-	-	-
Cost of sales	(138,535)	-	(98,529)	(34,790)	(5,216)	-	(170,643)	-	(105,401)	(61,157)	(4,085)	-
Gross profit (loss)	13,673	21,845	(6,865)	2,726	(4,033)	-	73,767	54,815	(3,186)	24,925	(2,787)	-
Operating income (expenses)
Selling expenses	(10,239)	(2,430)	(7,283)	-	(526)	-	(14,028)	(4,294)	(9,790)	(68)	124	-
General and administrative	(30,378)	-	-	-	-	(30,378)	(29,233)	-	-	-	-	(29,233)
Other operating income	286	-	-	-	-	286	(3,539)	-	-	-	-	(3,539)
Equity pick up	(705)	-	-	-	-	(705)	-	-	-	-	-	-

Operating income (expenses)	(27,363)	(19,415)	(14,148)	2,726	(4,559)	(30,797)	26,967	50,521	(12,976)	24,857	(2,663)	(32,772)

Net financial income
Financial income	40,051	714	8,556	-	-	30,781	38,000	148	14,656	-	-	23,196
Financial expenses	(41,611)	(3,439)	(5,009)	-	-	(33,163)	(38,591)	(17)	(19,856)	-	-	(18,718)
Income/loss before taxation	(28,923)	16,690	(10,601)	2,726	(4,559)	(33,179)	26,376	50,652	(18,176)	24,857	(2,663)	(28,294)
Income and social contribution taxes (i)	15,561	(5,674)	3,604	(927)	1,550	17,008	2,351	(17,222)	6,180	(8,451)	905	20,939
Net income (loss) for the period	(13,362)	11,016	(6,997)	1,799	(3,009)	(16,171)	28,727	33,430	(11,996)	16,406	(1,758)	(7,355)

	June 30, 2014						June 30, 2013
Total assets	828,382	402,555	55,939	38,625	2,288	328,975	770,830	472,838	112,974	47,930	-	137,088
Total liabilities	244,476	112,805	46,901	2,985	-	81,785	183,845	101,363	31,403	7,804	-	43,275

(i)       The income and social contribution taxes of the real estate refer to the receipt for sale of farm and leases.

The balance sheet accounts are represented by “Trade accounts receivables”, “Biological assets”, “Inventories of agricultural products” and “Investment properties”.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

25.  Revenues

	Company		Consolidated
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013

Sales of grains	73,931	108,188	95,896	128,941
Sales of sugarcane	39,406	62,583	39,406	62,583
Lease	652	601	1,143	1,261
Other revenues	1,646	1,119	1,730	1,253
Gross operating revenue	115,635	172,491	138,175	194,038

Sales deductions
Taxes on sales	(5,587)	(6,976)	(6,861)	(8,391)
	(5,587)	(6,976)	(6,861)	(8,391)

Net revenue	110,048	165,515	131,314	185,647

26.  Expenses by nature

	Company				Consolidated
	Cost of products sold	Selling expenses	General and administrative	Total	Cost of products sold	Selling expenses	General and administrative	Total
Depreciation and amortization	23,264	-	1,295	24,559	26,702	-	1,295	27,997
Personnel expenses	6,639	-	17,806	24,445	7,652	-	17,971	25,623
Expenses with service provider	43,901	-	5,044	48,945	50,442	-	5,436	55,878
Lease	12,510	-	648	13,158	1,070	-	648	1,718
Cost of agricultural products	63,305	-	-	63,305	81,157	-	-	81,157
Freight and storage	-	7,448	-	7,448	-	8,888	-	8,888
Allowance for doubtful accounts	-	490	-	490	-	846	-	846
Sale of farm - commission	-	-	-	-	-	4,294	-	4,294
Maintenance, travel expenses and other	3,201	-	3,204	6,405	3,620	-	3,883	7,503
At June 30, 2013	152,820	7,938	27,997	188,755	170,643	14,028	29,233	213,904
Depreciation and amortization	15,586	-	1,118	16,704	20,313	-	1,118	21,431
Personnel expenses	5,270	-	19,512	24,782	6,377	-	19,589	25,966
Expenses with service provider	30,731	-	4,589	35,320	37,150	-	4,841	41,991
Lease	10,918	-	698	11,616	4,363	982	698	6,043
Cost of agricultural products	49,772	-	-	49,772	66,721	-	-	66,721
Freight and storage	-	5,477	-	5,477	-	7,793	-	7,793
Allowance for doubtful accounts	-	(527)	-	(527)	-	(525)	-	(525)
Contracts in valuable consideration	-	579	-	579	-	579	-	579
Sale of farm - commission	-	-	-	-	-	1,410	-	1,410
Maintenance, travel expenses and other	3,117	-	3,369	6,486	3,611	-	4,132	7,743
		\
At June 30, 2014	115,394	5,529	29,286	150,209	138,535	10,239	30,378	179,152

(a)            At December 31, 2013, a loss in accounts receivable from lease to third parties in the amount of R$982 was recorded.

(b)            For the period of March 31, 2014, an expense in the amount of R$833 due to judicial deposits from the lease of partnership I, not recorded in P&L for the previous year, was

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

27.       Management compensation

The expenses with Management compensation were recorded under “General and administrative expenses” and are as follows:

	Consolidated

	June 30, 2014	June 30, 2013
Board of directors and executive board compensation	3,622	3,435
Bonus	4,924	4,782
Global compensation	8,546	8,217

Grant of shares	816	1,251

	9,362	9,468

The global compensation of the Company’s officers and members of the Board of Directors, for the year ending June 30, 2014 in the amount of R$ 9,500, was approved at the Annual General Meeting held on October 29, 2013.

Stock option plan - stock options

On August 11, 2010,  the Board of Directors approved the creation of the Stock Option Program authorizing the Company’s executive board to grant stock options to the elected beneficiaries at that time. In the Program, the beneficiaries, the number of shares that each one may acquire upon exercise of the options, the exercise price per share to be paid in cash by the beneficiaries and the conditions of options were established. Each option, when exercised, entitles the beneficiary to purchase one share of the Company for the exercise price established in the Program. The Programs comprise five beneficiaries and grants 370,007 options at an exercise price of R$8.97 per share, and may be exercised in full as from August 12, 2012 (vesting date), respectively; valid for five years as from the granting date.

On September 4, 2012 the Board of Directors approved the third grant of stock options to the elected beneficiaries in the first grant. The Programs comprise five beneficiaries and grants 315,479 options at an exercise price of R$8.52 per share, and may be exercised in full as from September 4, 2014 (vesting date), respectively; valid for 5 years as from the granting date.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

27.  Management compensation (Continued)

Stock option plan - stock options (Continued)

The stock options to be granted according to the Plan may grant rights on the number of shares which does not exceed, at any time, the maximum and cumulative amount of 2% of shares issued by the Company, respecting the minimum price of the average quotation of the Company’s shares at São Paulo Stock Exchange (BOVESPA) floor, weighted by the volume of trading during the last thirty floors prior to the option grant.

The table below presents the changes in the stock option plan per granting:

	First grant	Second grant	Third grant	Total

Outstanding on July 1, 2013	370,007	315,479	315,479	1,000,965
Cancelled	-	(54,527)	(54,527)	(109,054)
Expired	(68,159)	-	-	(68,159)
Outstanding at June 30, 2014	301,848	260,952	260,952	823,752

Exercisable at June 30, 2014 (vested)	301,848	-	-	301,848

The table below presents the information on the Program and assumptions used for valuation:

	First grant	Second grant	Third grant
Date of issuance	11/08/2010	03/7/2012	04/09/2012
Exercise price (R$/share)	8.97	8.25	8.52
Quoted market price on grant date (R$/share)	9.60	7.69	8.50
Quoted market price at end of year	8.78	8.78	8.78
Free risk interest rate %	11.36	9.37	9.12
Contractual period for exercise	5 years	5 years	5 years
Expected dividend yield %	1.00	0.50	0.50
Volatility of shares in the market - %	67.48	41.62	40.50
Number of outstanding options	301,848	260,952	260,952
Number of options to be exercised	301,848	260,952	260,952
Estimated fair value on the grant date (R$/share)	6.16	3.60	4.08

In the year ended June 30, 2014, the Company recognized the amount of R$816 (R$1,251 at June 30, 2013) recorded in administrative expenses. There was a reversal of R$350 related to the cancelled options, due to the resignation of one of the Company’s directors.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

28.  Financial income (expenses)

	Company		Consolidated
	2014	2013	2014	2013
Financial income
Short-term investment income	12,712	6,491	9,484	5,598
Interest receivable	2,594	1,417	2,635	919
Foreign exchange variation	5,689	4,704	6,011	5,116
Realization of fair value from remeasurement of receivables from sale of farms and machinery	1,025	-	19,086	10,324
Unrealized income from derivative transactions	2,835	18,051	2,835	16,043
	24,855	30,663	40,051	38,000
Financial expenses
Short-term investment expenses	(12,254)	(2,371)	(180)	(340)
Bank charges	(282)	(133)	(762)	(659)
Interest payable	(7,676)	(6,276)	(10,674)	(9,591)
Monetary variations	-	-	(2,328)	(1,544)
Foreign exchange variations	(5,212)	(2,539)	(5,688)	(3,121)
Fair value of receivables from sale of farms and machinery	(497)	-	(13,561)	(2,330)
Realized profit (loss) from derivative transactions	(1,993)	(16,946)	(6,699)	(16,622)
Unrealized profit (loss) from derivative transactions	(1,719)	(7,492)	(1,719)	(4,384)
	(29,633)	(35,757)	(41,611)	(38,591)

Financial expenses	(4,778)	(5,094)	(1,560)	(591)

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

29.       Income and social contribution taxes

	Company		Consolidated
	06/30/2014	06/30/2013	06/30/2014	06/30/2013

Income (loss) before income and social contribution taxes	(27,051)	23,164	(28,923)	26,376
Combined nominal rate of income and social contribution taxes - %	34%	34%	34%	34%
	9,197	(7,876)	9,834	(8,968)

Equity pickup/loss on investments	6,825	16,864	(240)	-
Management bonus	(1,674)	(1,474)	(1,674)	(1,474)
Net effect of subsidiaries whose profit is computed as a percentage of gross revenue(*)	-	-	8,345	14,702
Reversal of management bonus - permanent	-	(1,000)	-	(1,000)
Income tax credit not approved	-	(547)	-	(547)
Other permanent additions	(659)	(404)	(704)	(362)

IRPJ and CSLL in P&L for the year	13,689	5,563	15,561	2,351

Current	-	(548)	(2,777)	(7,905)
Deferred	13,689	6,111	18,338	10,256

	13,689	5,563	15,561	2,351
Effective rate	-51%	24%	-54%	9%

(*)  For some of our subsidiaries,   income tax is measured based on the regime whereby profit is computed as a percentage of gross revenue, i.e., income tax is determined on a simplified base to calculate the taxable profit (32% for lease revenues, 8% for sale of farms and 100% for other earnings). This results effectively in taxing the profit of subsidiaries  at rate a lower rate than if taxable profit were based on accounting records.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

30.  Earnings (loss) per share

a)    Basic

       Basic earnings (loss) per share are calculated by dividing the profit (loss) attributable to shareholders of the Company, by the weighted average number of common shares issued during the year. Due to the loss for the year, the shares with potential dilution are not considered when there is loss, since they would have an antidilutive impact.

		Consolidated
	June 30, 2014	June 30, 2013
Profit (loss) attributed to controlling shareholders	(13,362)	28,727
Weighted average number of common shares issued	58,292	58,422
Effect from dilution - shares	70	13
Antidilutive effect	(70)	-
Weighted average number of common shares issued adjusted by the dilution effect	58,292	58,435
Basic earnings (loss) per share	(0.23)	0.49
Diluted earnings (loss) per share	(0.23)	0.49

31.      Provision for legal claims

The Company and its subsidiaries are involved in civil, labor, environmental and tax lawsuits and in administrative proceedings of labor, tax and environmental natures. The provision for probable losses arising from these lawsuits are estimated and updated by management, supported by the opinion of the Company's external legal advisors.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

31.  Provision for legal claims (Continued)

Probable risks

At June 30, 2014, the Company recorded a provision of R$3,573 (R$4,802 at June 30, 2013) related to legal and administrative proceedings whose risk of loss was considered probable, as summarized below:

	Company									Consolidated
	Labor (a)	Environmental (b)	Tax (c)	Civil (d)	Total	Labor (a)	Environmental (b)	Tax (c)	Civil (d)	Total

At June 30, 2013	506	2,396	1,813	-	4,715	593	2,396	1,813	-	4,802
Additions	311	-	1,450	603	2,364	311	-	1,450	603	2,364
Monetary restatement	226	-	65	-	291	234	-	65	-	299
Reversal/Payments	(554)	(2,396)	(940)	-	(3,890)	(556)	(2,396)	(940)	-	(3,892)
At June 30, 2014	489	-	2,388	603	3,480	582	-	2,388	603	3,573

(a)    Labor claims

At June 30, 2014, the Company, supported by the opinion of its external legal advisors, recorded provision for labor claims in the amount of R$582, related to labor claims filed by former employees and third parties. In most of the cases, the Company’s and its subsidiaries’ responsibility is subsidiary, since possible rights between outsourced companies and their former employees are challenged.

(b)    Environmental suits

As regards the environmental contingency related to the tax notice drafted by IBAMA due to alleged degradation of  permanent preservation area at São Pedro Farm. On December 31, 2013, supported by the opinion of its external legal advisors, the Company reversed the contingency provision, since, due to the annulment  action filed in relation to the tax notice, with the  judicial deposit of the full amount of the penalty, the possibility of loss was classified as possible.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

31.  Provision for legal claims (Continued)

Probable risks (Continued)

(c)    Tax suits

At June 30, 2014, supported by the opinion of its external legal advisors, the Company recorded provision for tax suits in the amount of R$2,388. The amount of R$2,128 refers, especially, to the alleged incidence of social contribution taxes on the payments to the Company’s foreign members of the Board, and the balance of R$260 refers to tax administrative procedures being challenged, particularly in matters related to the incidence of ICMS on operations at Araucária Farm, State of Goiás.

(d)    Civil suits

At June 30, 2014, the Company recorded provision for civil contingency in the amount of R$603 related to fine due for alleged noncompliance with contractual obligation assumed by the Company in the rural leasing agreement executed in 2012 involving Horizontina Farm.

In November 2013, the Purchaser filed an injunctive relief for anticipated production of evidence, in progress at the Court of the Judicial District of  Tasso Fragoso/MA, aiming at judicial approval of expert evidence determining noncompliance with the obligation assumed of opening, cleaning and preparing the area.

The Company deemed adequate to set up provision for amount due the possibility of legal discussion, since the obligation of opening of area, assumed by the Company under the Contract, will possibly be challenged in courts by the Purchaser.

Possible risks

The Company and its subsidiaries are parties to legal suits of civil, labor, environmental and tax natures, and administrative tax proceedings which are not provisioned, since they involve risk of loss classified as possible by the Company and its external legal advisors. The contingencies are as follows:

	Company			Consolidated
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Civil (a)	12,080	3,158	12,080	6,552
Tax (b)	8,517	12,871	8,517	12,871
Labor ( c )	673	333	1,125	665
Environmental (d)	3,468	-	3,468	-
	24,738	16,362	25,190	20,088

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

31.  Provision for legal claims (Continued)

Possible risks (Continued)

(a)    Civil

On March 31, 2014, the Company has civil claims in the amount of R$12,080 (R$6,552 at June 30, 2013) referring mainly to: (i) declaration of nullity of acknowledgement of debt due to the purchase and sale of rice, (ii) suspension of protest of promissory note provided as guarantee upon the acknowledgement of debt arising from purchase and sale of rice , (iii) injunctive relief for anticipated production of evidence  aiming at legal approval of expert evidence determining noncompliance with the obligation assumed of opening, cleaning and preparing the area at Nova Horizontina farm, (iv) indemnity for pain and suffering and property damages, allegedly suffered due to road accident occurred with employee of a Company’s service provider in Araucária Farm, on October 29, 2011 and (v) annulment of the legal business of purchase and sale of one of the properties of Chaparral Farm, due to challenge by the seller of the validity of his representation in the property deed; and (vi) indemnity for property, pain and suffering and esthetical damage cumulated with request for life annuity due to the accident occurred with the employee of a Company’s service provider at Cremaq Farm on May 29, 2014.

(b)    Tax

       At June 30, 2014, the Company has legal and administrative tax proceedings in the amount of R$8,517 (R$12,871 at June 30, 2013) which refers mainly to lawsuits related to  (i) non-compliance statement aiming to overturn the interlocutory decision that partially approved the credit from income tax losses carryforward for the fourth quarter of 2007 and consequently not approving the Company offsets of the aforesaid credits; (ii) annulment action filed aiming at the annulment of tax credit related to the monthly estimates of IRPJ and CSLL for January 2012; (iii) tax notice served for collection of ICMS tax credit on products exported by the Company; (iv) tax notice aiming at the collection of tax credit; (v) tax notice  aiming at the collection of ICMS tax credits, in the amount of R$198, based on the  understanding that the Company did not  reverse  ICMS credits, arising from the bookkeeping allegedly undue of credits related to the acquisition of fixed assets, since it did not provide the CIAP book model "C", related to the period from January 1 to December 31, 2012; (vi) tax notice  for collection of ICMS tax credit, based on the understanding that the Company shipped primary products to exporters for the specific purpose of export, alleging that these products were not shipped abroad within the period of 180 (one hundred and eighty) days from the exit of the goods.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

31.  Provision for legal claims (Continued)

Possible risks (Continued)

(c)    Labor

At June 30, 2014, the Company has labor claims in the amount of R$1,125 (R$665 at June 30, 2013)  filed by former employees and third parties, mainly claiming indemnities and the recognition of employment relationship.

(d)    Environmental

At June 30, 2014, the Company has environmental suits in the amount of R$3,468, related to annulment action proposed before the Federal Court of Goiânia, State of Goiás, aiming at the annulment of tax notice for alleged degradation of permanent preservation area at São Pedro Farm.

On October 15, 2013, the Company made the judicial deposit in the amount of R$3,056 corresponding to the amount of the fine applied.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

32.  Commitments

a)  Contract for grains supply

The sales price of soybean may be determined by the Company for the total or partial volume promised to be sold up to the date of delivery. The price, when established, is determined according to a contractual formula based on the soybean quotation at Chicago Board of Trade (“CBOT”). The price established in US dollars is settled at the end of the commitment period in reais considering exchange rates defined in contract some days before the financial settlement date.

Based on the terms of the contract, the Company is subject to fines in the event of non-delivery of the committed volumes. Presently, the Company has no amount recorded related to fines, since all the contracts entered into were delivered within the term established.

At June 30, 2014, there are commitments signed for future delivery of 14,295 tons of soybean.

Corn is sold as powder and the price is established in reais upon the sale. At June 30, 2014 there are commitments signed for 12,636 tons of corn.

b)    Contracts of sugarcane supply between Brasilagro and ETH Bioenergia

In March 2008, the Company is party to two contracts for the exclusive supply to ETH Bioenergia of the totality of our sugarcane production over two full crop cycles (for sugarcane, one full crop cycle consists of six agricultural years and five harvests, renewable upon the agreement of the parties). One of the contracts refers to an area of approximately 5,718 hectares at Araucária farm and the second, to approximately 3,669 hectares at Alto Taquari farm. The price per ton, for the purpose of these agreements, is determined based on Total Recoverable Sugar (ATR) price per ton of sugarcane effectively delivered, with ATR corresponding to the quantity of sugar available in the raw material, minus sugar content lost during the production process, multiplied by the market prices of sugar and ethanol sold by regional plants in the internal and external market, in each case.

As determined by the São Paulo Council  of Sugarcane, Sugar and Alcohol Producers (Conselho de Produtores de Cana, Açúcar e Álcool de São Paulo), or (CONSECANA), for the year ended June 30, 2014, sales of sugarcane production to ETH Bioenergia were of R$39.4 million (R$ 62,583 at June 30, 2013), representing 29% of total revenue. The purpose of the contracts is not to secure a more favorable price than the market price, since we expect that the ATR price as determined by CONSECANA will be generally equivalent to the market price, but rather to secure the sale of the sugarcane production over the long term.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

32.  Commitments (Continued)

b)  Contracts of sugarcane supply between Brasilagro and ETH Bioenergia  (Continued)

The amounts of sale of sugarcane previously mentioned corresponded to 570,820 tons of sugarcane delivered in the current year up to June 30, 2014 and 1,047,791 tons of sugarcane delivered up to June 30, 2013. The price per ton of sugarcane delivered was calculated based on the Total Recoverable Sugar (ATR) assessed on sales dates. The future estimated quantity  of sugarcane to be delivered is difficult to determine due to the fluctuations and variability in market value and harvest productivity.

c)    Lease agreement Partnership (I)

	Consolidated
	June 30, 2014	June 30, 2013
Lease agreement	535,5	1,166

On July 13, 2011 and September 15, 2011 the Company entered into two agreements to lease farms (Partnership I) both located in the municipality of Jaborandi, state of Bahia. The areas  of 5,192 are used for planting soybean, corn, cotton and similar crops, as well as  other long seeds whose growing period does not exceed the term of the agreement. The agreements also set forth: (a) a preference right with respect to lease renewal, as well as (b) preference right for purchase of the farms.

  The calculation of the amount of lease is based on the soybean quotation on the day prior to maturity, multiplied by the quantity of bags established in the contract. As the lease amount is variable, the lease contract complies with the definition of an operating lease.

On June 16, 2014, the Company executed the dissolution of the partnership which corresponds to  an area of 3,691.9 hectares.

  The total lease agreements to be paid in the long term according to these agreements corresponds to 40,500 bags of soybean, of which R$536 in up to one year and R$1,634 from one to five years.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

32.  Commitments (Continued)

d)    Lease agreement Partnership (II)

	Consolidated
	June 30, 2014	June 30, 2013
Lease agreement	294	0

On October 11, 2013 the Company executed a rural partnership agreement to operate a farm (Partnership II) located in the municipality of Ribeiro Gonçalves, in the state of Piaui. The partnership shall be effective for 11 (eleven) crop years, beginning at the date of its execution and estimated ending on June 01, 2024. The areas shall be used to plant soybean, cotton, corn and similar crops, as well as other long seeds whose growing period does not exceed the term of the agreement.

This partnership agreement complies with the definition of operating leasing. The payment will always be in species (soybean grains), to be deposited until June 30 of each crop year, in warehouse located at a distance not above 100 km of paved road (one hundred kilometers) from the partnership area or at a distance in  unpaved road with the cost of freight equivalent to 100 km of paved road. The quantity of bags to be paid during the effectiveness of the agreement may vary due to two variables: the productivity and the area effectively planted. According to this agreement, the minimum quantity to be paid in the long term would correspond to 608,000 bags, of which 60,800 bags of soybean in up to one year,  304,000 bags of soybean from one to five years and 243,200 bags of soybean with more than five years up to the end of the agreement .

         The partnership agreement may be terminated by the parties, at any time, through notice no longer than 120 days before beginning of the harvest and foresees the following fines to the Company:

(i)            Termination in the 1st harvest year – Fine equivalent to 16 bags/ha of the production area;

(ii)           Termination in the 2nd harvest year – Fine equivalent to double the participation applicable to the granting Partnership in the previous harvest year; and

(iii)          As from the end of the 2nd harvest year, with the end of the “Plan of Opening and Transformation”, no fine will be due.

In the case of the lessor, the indemnity amount will be related to the proven investments made.

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

33.       Transactions with related parties

The major related-party transactions which affect the balance sheet and income statement arise from transactions between the Company and its subsidiaries, considering the related types of transactions, as follows:

	Company		Consolidated
	2014	2013	2014	2013
Current assets
Accounts receivable- rentals and sharing (a)	345	43	-	-
Capital decrease	-	5,800	-	-
Dividends receivable (b)	18,101	635	-	-
Sale of PPE- Cremaq	-	4,753	-	-
Opening of area- Hoizontina	-	2,152	-	-
Cresud (c)	723	347	723	347
Environmental investments	-	111	-	-
Other	-	23	-	-
	19,169	13,864	723	347

Noncurrent assets
Cresca (d)	26,068	-	26,068	-

Current liabilities - trade accounts payable
Leasing payable (e)	11,435	10,891	-	-
Cresud (c.i)	218	183	218	183
Cresca acquisition– Cresud Group(c.ii)	33,019	-	33,019	-
Loans (f)	2,261	393	-	-
	46,933	11,467	33,237	183

	Company		Consolidated
	2014	2013	2014	2013
Income statement
Lease
Imobiliária Cremaq (e)	(1,970)	(2,899)	-	-
Imobiliária Araucária (e)	(2,286)	(2,622)	-	-
Imobiliária Cajueiro (e)	(2,019)	(3,064)	-	-
Imobiliária Mogno (e)	(1,587)	(1,697)	-	-
Imobiliária Ceibo (e)	-	2,206	-	-
	(7,862)	(8,076)	-	-
Sharing
Jaborandi Ltda (a)	223	223	-	-
Jaborandi S/A (a)	37	37	-	-
Imobiliária Cremaq (a)	37	37	-	-
Imobiliária Engenho (a)	37	37	-	-
Imobiliária Araucária (a)	37	37	-	-
Imobiliária Mogno (a)	37	37	-	-
Imobiliária Cajueiro (a)	37	37	-	-
Imobiliária Ceibo (a)	31	37	-	-
Imobiliária Flamboyant (a)	37	37	-	-
	513	519	-	-
Proceeds from sale of PPE – Horizontina	-	10,388	-	-
Cresud (c)	1,194	-	1,194	-
Futures and options	(55)	-	(55)	-
	(6,210)	2,831	1,139	-

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

33.  Transactions with related parties (Continued)

(a) Contractual sharing of physical infrastructure - The Company shares a physical space and provides financial and accounting services for the real estate agencies and Jaborandi Ltda. and charges for those services;

(b) Dividends receivable from real estate agencies Jaborandi S.A. and Cremaq in the amount of R$635 and R$17,466 respectively;

(c) (c.i) Expenses and revenue related to Due Diligence of new acquisitions and implementation of the budget and controls system and reimbursement of general expenses;

(c.ii) Acquisition of advisory contract from Cresud – R$2,130 discounted at present value, maturity on 12/12/2014, restated based on the foreign exchange rate variation (US$) and interest of 7.0% p.a.;

(c.iii) Financing payable to Cresud – R$ 18,723, discounted at present value, maturity at 12/12/2014 restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.;

(c.iv) Acquisition of 50% interest in joint venture payable to Cresca – R$ 11,082 discounted at present value, maturity at 12/12/2014, restated based on the foreign exchange variation (US$) and interest of 7.0% p.a.; and

(c.v) Contingent consideration for the acquisition of 50% of interest in joint venture payable to Cresca in the amount of R$1,084.

(d) (d.i) Accounts receivable from Cresca for assumption of financing from the company Helmir – R$21,807, maturity at 12/31/2016 restated based on the foreign exchange variation (US$) and interest of 12% p.a.; and

(d.ii) Loan receivable from Cresca granted on 12/23/2013 in the amount of R$ 4,261, with interest of 12% p.a. and undetermined maturity.

(e) Leases - The real estate agencies have leasing agreements with the Company, using the  quoted price of soybean as assumption for restatement; and

(f)  Loan between Brasilagro and Imobiliárias Araucária (R$2,251) and Engenho (R$10).

Brasilagro - Companhia Brasileira de Propriedades Agrícolas

Notes to the financial statements

June 30, 2014

(In thousands of reais, unless stated otherwise)

34.       Insurance

The Company and its subsidiaries maintain (i) civil liability insurance for employees working at the farms, (ii) insurance for vehicles and machinery, (iii)  insurance for Directors and Officers (D&O) and for other Board members. The coverage amount is considered sufficient by management to cover adventitious risks  over its assets and/or responsibilities. The Company assessed the risk of farm buildings and facilities owned by the Group, as well as its inventories and biological assets, and concluded that there is no need for other types of insurance due to low chances of occurrence of risks.

       Below is the table of the liabilities covered by insurance and the related amounts at June 30, 2014:

Insurance type	Coverage thousands - R$

Vehicles	1,817
Civil liability (D&O)	30,000
Civil, Professional and General liability	5,000
Machinery	5,829
Fire and damages in improvements	940
Fire/lightning/explosion (office)	500
Electrical damage (office)	100

Given their nature, the assumptions adopted are not part of the audit of the financial statements. As a consequence, they have not been audited by our independent auditors.

35.  Subsequent events

a)    Cresca

       On April 07, 2014, Cresca sold 24,624 undeveloped hectares for the amount of US$14.8 million, which was recognized on July 14, 2014, when the ownership of land was transferred. After this transaction described in Note 14 c),  Cresca will have 117,331 hectares, of which approximately 60,000 hectares are suitable for agricultural purposes.

On July 09, 2014,  Cresca purchased 30,500 has according to transaction described in Note 14 c). In this transaction, the Company transferred to Cresca the amount of R$5,782.

a)    Loan for use agreement - Araucária Farm

On July 8, 2014 the Company executed between the same parties, a loan for use agreement through which Brasilagro obtained, at no cost, the right for free and temporary use of 913 has suitable for agricultural purposes. The purpose of the loan for use agreement is to allow Brasilagro to finalize the crop and harvest of sugarcane currently planted in the plots subject matter  of the agreement, as the sugarcane was acquired by the purchaser of the farm.

b)    Loans and financing

On July 25, 2014, the amount of R$44,884 was paid to BNB Bank relating to the portion of Financing of Harvest Cost, of which R$30,390 referring to Brasilagro and R$14,494 to Jaborandi.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 16, 2014.

BRASILAGRO – COMPANHIA BRASILEIRA DE PROPRIEDADES AGRÍCOLAS

	By:	/s/ Julio Cesar de Toledo Piza Neto
		Name:	Julio Cesar de Toledo Piza Neto
		Title:	Chief Executive Officer and Investor Relations Officer

Date: September 16, 2014.
	By:	/s/ Gustavo Javier Lopez
		Name:	Gustavo Javier Lopez
		Title:	Chief Administrative Officer